UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES Interim CONSOLIDATED FINANCIAL STATEMENTS (Figures expressed in thousands of Chilean pesos) As of and for the six-months period ended June 30, 2022

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

Interim CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

ASSETS	Notes	As of June 30, 2022	As of December 31, 2021
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	643,999,169	265,568,125
Other financial assets	7	48,392,891	23,851,496
Other non-financial assets	9	39,853,914	29,330,418
Trade and other current receivables	10	305,095,120	372,995,729
Accounts receivable from related parties	11	5,930,381	5,307,264
Inventories	12	489,035,368	353,427,061
Biological assets	13	1,540,193	12,546,705
Current tax assets	25	41,333,460	26,062,856
Total current assets other than non-current assets of disposal groups classified as held for sale		1,575,180,496	1,089,089,654
Non-current assets of disposal groups classified as held for sale	14	2,399,943	2,282,720
Total Non-current assets of disposal groups classified as held for sale		2,399,943	2,282,720
Total current assets		1,577,580,439	1,091,372,374

Non-current assets
Other financial assets	7	25,862,027	31,252,095
Other non-financial assets	9	11,121,882	8,266,355
Trade and other non-current receivables	10	3,681,241	3,801,244
Accounts receivable from related parties	11	42,506	104,197
Investments accounted for using equity method	16	168,351,395	138,114,480
Intangible assets other than goodwill	17	166,648,004	151,943,693
Goodwill	18	142,067,053	131,172,835
Property, plant and equipment (net)	19	1,307,387,195	1,222,261,454
Investment property	20	10,897,478	9,551,614
Right of use assets	22	36,177,004	28,335,983
Deferred tax assets	25	32,268,951	30,571,219
Non-current tax assets	25	2,801	3,094
Total non-current assets		1,904,507,537	1,755,378,263
Total Assets		3,482,087,976	2,846,750,637

F-4
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

Interim CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

LIABILITIES AND EQUITY	Notes	As of June 30, 2022	As of December 31, 2021
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	178,101,186	101,426,359
Current lease liabilities	22	8,758,514	6,152,361
Trade and other current payables	23	428,151,643	515,522,729
Accounts payable to related parties	11	34,203,271	26,208,319
Other current provisions	24	2,454,361	2,544,973
Current tax liabilities	25	15,939,787	35,066,792
Provisions for employee benefits	26	36,333,075	50,677,101
Other non-financial liabilities	27	34,313,644	43,516,630
Total current liabilities		738,255,481	781,115,264
Non-current liabilities
Other financial liabilities	21	1,046,925,394	458,269,843
Non-current lease liabilities	22	33,339,877	29,009,023
Trade and other non-current payables	23	41,891	29,457
Other non-current provisions	24	498,614	451,079
Deferred tax liabilities	25	130,842,351	118,085,671
Provisions for employee benefits	26	36,876,510	34,274,997
Total non-current liabilities		1,248,524,637	640,120,070
Total liabilities		1,986,780,118	1,421,235,334

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(805,031)	(87,255,912)
Retained earnings		811,005,677	832,180,798
Total equity attributable to equity holders of the parent		1,372,893,992	1,307,618,232
Non-controlling interests	29	122,413,866	117,897,071
Total Shareholders' Equity		1,495,307,858	1,425,515,303
Total Liabilities and Shareholders' Equity		3,482,087,976	2,846,750,637

F-5
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

Interim CONSOLIDATED STATEMENT OF INCOME

INTERIM CONSOLIDATED STATEMENT OF INCOME	Notes	For the six periods ended as of June 30,		For the three periods ended as of June 30,
		2022	2021	2022	2021
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales	6	1,258,967,815	1,039,634,041	558,502,884	469,994,586
Cost of sales	30	(709,934,727)	(529,837,732)	(333,194,474)	(249,566,839)
Gross margin		549,033,088	509,796,309	225,308,410	220,427,747
Other income by function	31	1,928,807	5,128,661	1,114,213	567,084
Distribution costs	30	(231,398,044)	(181,605,311)	(108,715,375)	(85,926,112)
Administrative expenses	30	(81,141,072)	(67,206,299)	(45,691,984)	(34,744,590)
Other expenses by function	30	(134,198,950)	(131,694,827)	(73,686,271)	(65,654,567)
Other gains (losses)	32	4,525,273	697,660	13,516,855	1,738,588
Income from operational activities		108,749,102	135,116,193	11,845,848	36,408,150
Finance income	33	12,853,463	6,817,575	6,505,170	3,464,805
Finance costs	33	(29,736,870)	(14,109,872)	(17,018,053)	(6,941,675)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(4,401,707)	(2,348,607)	(3,837,066)	(1,752,132)
Gains (losses) on exchange differences	33	(9,836,230)	(2,766,263)	(11,430,455)	(1,378,951)
Result as per adjustment units	33	(5,072,346)	797,500	(1,480,671)	729,558
Income before taxes		72,555,412	123,506,526	(15,415,227)	30,529,755
Income tax expense	25	(9,544,229)	(31,504,854)	8,020,380	(7,973,321)
Net income of period		63,011,183	92,001,672	(7,394,847)	22,556,434

Net income attributable to:
Equity holders of the parent		54,089,322	83,351,734	(10,455,142)	18,967,863
Non-controlling interests	29	8,921,861	8,649,938	3,060,295	3,588,571
Net income of period		63,011,183	92,001,672	(7,394,847)	22,556,434
Basic earnings per share (Chilean pesos) from:
Continuing operations		146.38	225.58	(28.30)	51.33
Diluted earnings per share (Chilean pesos) from:
Continuing operations		146.38	225.58	(28.30)	51.33

F-6
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

Interim CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the six periods ended as of June 30,		For the three periods ended as of June 30,
		2022	2021	2022	2021
		ThCh$	ThCh$	ThCh$	ThCh$
Net income of period		63,011,183	92,001,672	(7,394,847)	22,556,434
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the period, before taxes
Gains (losses) from defined benefit plans	28	(1,286,371)	(1,095,631)	(881,979)	(797,701)
Other comprehensive income (loss) that will not be reclassified to income for the period, before taxes		(1,286,371)	(1,095,631)	(881,979)	(797,701)
Components of other comprehensive income (loss) that will be reclassified to income for the period, before taxes
Gains (losses) on exchange differences on translation	28	90,467,842	17,027,650	108,336,601	15,001,489
Gains (losses) on cash flow hedges	28	2,408,067	(551,934)	(350,583)	(1,673,279)
Other comprehensive income (loss) that will be reclassified to income for the period, before taxes		92,875,909	16,475,716	107,986,018	13,328,210
Other comprehensive income (loss), before tax		91,589,538	15,380,085	107,104,039	12,530,509
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period
Income tax relating to defined benefit plans	28	346,282	317,154	238,104	236,713
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period		346,282	317,154	238,104	236,713
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the period
Income tax relating to cash flow hedges	28	(650,178)	149,022	94,658	451,785
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the period		(650,178)	149,022	94,658	451,785
Total other comprehensive income (loss)		91,285,642	15,846,261	107,436,801	13,219,007
Comprehensive income		154,296,825	107,847,933	100,041,954	35,775,441
Comprehensive income attributable to:
Equity holders of the parent		140,540,203	97,608,386	89,796,784	33,068,686
Non-controlling interests		13,756,622	10,239,547	10,245,170	2,706,755
Total Comprehensive income		154,296,825	107,847,933	100,041,954	35,775,441

(1)	Correspond to the income for the period period in the event that no income or expense had been recorded directly against shareholders' equity.

F-7
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

Interim CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

INTERIM STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2021	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675
Changes
Final dividends (1)	-	-	-	-	-	-	(24,038,068)	(24,038,068)	-	(24,038,068)
Interim dividends according to policy (3)	-	-	-	-	-	-	(41,675,867)	(41,675,867)	-	(41,675,867)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(8,711,052)	(8,711,052)
Total comprehensive income (loss) (6)	-	15,313,391	(328,046)	(728,693)	-	14,256,652	83,351,734	97,608,386	10,239,547	107,847,933
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	(2,094,489)	(2,094,489)	-	(2,094,489)	(461,499)	(2,555,988)
Total changes in equity	-	15,313,391	(328,046)	(728,693)	(2,094,489)	12,162,163	17,637,799	29,799,962	1,066,996	30,866,958
AS OF JUNE 30, 2021	562,693,346	(138,661,667)	2,969,827	(9,754,868)	(30,315,305)	(175,762,013)	939,443,084	1,326,374,417	113,311,216	1,439,685,633
Balanced as of January 1, 2021	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675
Changes
Final dividends (1)	-	-	-	-	-	-	(24,038,068)	(24,038,068)	-	(24,038,068)
Interim dividends (2)	-	-	-	-	-	-	(73,900,574)	(73,900,574)	-	(73,900,574)
Interim dividends according to policy (3)	-	-	-	-	-	-	(25,680,792)	(25,680,792)	-	(25,680,792)
Eventual dividends (4)	-	-	-	-	-	-	(165,167,784)	(165,167,784)	-	(165,167,784)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(16,003,620)	(16,003,620)
Total comprehensive income (loss) (6)	-	102,229,659	1,812,733	3,580,153	-	107,622,545	199,162,731	306,785,276	26,909,648	333,694,924
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	(6,954,281)	(6,954,281)	-	(6,954,281)	(5,253,177)	(12,207,458)
Total changes in equity	-	102,229,659	1,812,733	3,580,153	(6,954,281)	100,668,264	(89,624,487)	11,043,777	5,652,851	16,696,628
AS OF DECEMBER 31, 2021 (Audited)	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
Balanced as of January 1, 2022	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
Changes
Final dividends (1)	-	-	-	-	-	-	(48,219,782)	(48,219,782)	-	(48,219,782)
Interim dividends according to policy (3)	-	-	-	-	-	-	(27,044,661)	(27,044,661)	-	(27,044,661)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(10,887,948)	(10,887,948)
Total comprehensive income (loss) (6)	-	87,395,821	1,595,253	(892,411)	(1,647,782)	86,450,881	54,089,322	140,540,203	13,756,622	154,296,825
Increase (decrease) for other contributions from owners (8)	-	-	-	-	-	-	-	-	1,648,121	1,648,121
Total changes in equity	-	87,395,821	1,595,253	(892,411)	(1,647,782)	86,450,881	(21,175,121)	65,275,760	4,516,795	69,792,555
AS OF JUNE 30, 2022 (Unaudited)	562,693,346	35,650,422	6,705,859	(6,338,433)	(36,822,879)	(805,031)	811,005,677	1,372,893,992	122,413,866	1,495,307,858

(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to interim dividend N° 262 paid on October 29, 2021, as agreed at the Ordinary Board of Directors' Meeting held on October 6th 2021.
(3)	Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 28 - Common Shareholders’ Equity) and the interim dividends declared or payed as of December 31 of each year.
(4)	Corresponds to eventual dividend No. 263 that was paid on December 3, 2021, against retained earnings (Note 28 - Equity attributable to owners of the parent company).
(5)	Mainly related to dividends of Non-controlling interest.
(6)	See Note 28 - Common Shareholders’ Equity.
(7)	See Note 1 – General information, letter C, number (3) and (4).
(8)	See Note 1 – General information, letter C, number (11).

F-8
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

Interim CONSOLIDATED STATEMENT OF CASH FLOW

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the six periods ended as of June 30,
		2022	2021
		ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		1,693,396,257	1,408,281,248
Other proceeds from operating activities		12,930,103	12,187,016
Classes of cash payments from operating activities:
Payments of operating activities		(1,251,029,565)	(863,152,080)
Payments of salaries		(187,864,502)	(142,614,008)
Other payments for operating activities		(236,199,570)	(211,898,302)
Cash flow from operations		31,232,723	202,803,874
Dividends received		390,396	1,016,475
Interest paid		(14,710,574)	(12,117,682)
Interest received		14,939,738	6,814,700
Income tax paid		(45,590,850)	(42,613,836)
Other cash movements	32	12,381,351	(4,226,189)
Net cash inflow from operating activities		(1,357,216)	151,677,342

Cash flows from investing activities
Cash flows used to purchase non-controlling interests	8	(27,386,281)	-
Loan to related entities		-	25,229
Proceeds from sales of property, plan and equipment		2,889,174	50,644
Purchase of property, plant and equipment		(77,084,585)	(68,832,106)
Purchases of intangibles assets		(1,718,901)	(2,019,125)
Net cash (outflow) from investing activities		(103,300,593)	(70,775,358)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	-	(2,732,874)
Proceeds from long-term loans and bonds		553,872,520	3,000,000
Proceeds from short-term loans and bonds		19,088,327	5,297,109
Total proceeds from loans and bonds		572,960,847	8,297,109
Loan and bonds payments		(17,807,581)	(36,883,919)
Proceeds from issuing shares		1,648,121	-
Payments of lease liabilities		(4,682,314)	(3,607,593)
Payments of loan from related parties		(25,000)	-
Dividends paid		(113,816,528)	(56,960,133)
Other cash movements		-	61,999
Net cash (outflow) inflow from financing activities		438,277,545	(91,825,411)

Net (decrease) increase in cash and cash equivalents		333,619,736	(10,923,427)
Effects of exchange rate changes on cash and cash equivalents		44,811,308	(10,470,610)
Increase (decrease) in cash and cash equivalents		378,431,044	(21,394,037)

Cash and cash equivalents at beginning of the year		265,568,125	396,389,016
Cash and cash equivalents at end of the year	8	643,999,169	374,994,979

F-9
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 1    General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each AgDS, effective as of December 20, 2012.

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of June 30, 2022, the Company had a total 9,395 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	14
Managers and Deputy Managers	89	459
Other workers	307	8,922
Total	406	9,395

The Interim Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures of the Consolidated Statement of Financial Position and respective explanatory notes are presented compared with the balances as of December 31, 2021 and the Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and respective explanatory notes are presented compared with balances as of June 30, 2021.

These Interim Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, United States, Argentine, Uruguay, Paraguay, Bolivia and United Kingdom that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní, Bolivian and Sterling Pound, respectively. The functional currency of joint operations in Chile and

F-10

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Colombia and associates in Argentine and Perú, are the Chilean peso and Colombian peso, Argentine peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies. (See Note 2 –Summary of significant accounting policies, (2.4)).

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecera CCU which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá and Red Citrus varieties. The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecera CCU including among others, Heineken, Sol, Coors, Blue Moon, Birra Moretti and Edelweiss brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Szot, Guayacán, D´olbek and Mahina) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink and Perrier water. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Hard Fresh, Ruta Cocktail, Sabor Andino Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg and Barsol brands and is the exclusive distributor in Chile of Pernod Ricard in the traditional channel. Finally, in the cider category, the Company owns the Cygan and distributes the Villa Pehuenia brand and Sidra 1888.

On August 8th 2019 CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Sol, Warsteiner and Grolsch. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, with control of Sáenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition of importing pisco from Chile. Its wine portfolio includethe sale and distribution of the Eugenio Bustos and La Celia brands. Since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)).

F-11

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

On April 28, 2022, the Company through its subsidiary Compañía Cervecerías Unidas Argentina S.A. (CCU-A) acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), which includes the business of pure waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann, Miller brands, and Amster. Recently the wine category, it participates with the brands with Misiones de Rengo, Eugenio Bustos and La Celia brands all imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, and Blue Moon brands. Since January 2020, they opened a wine category with brands Misiones de Rengo and La Celia.

In Bolivia, as of May 2014, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (BBO). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real, De la Sierra and Natur-all brands. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, and Cordillera brands. Aditionally, BBO markets the imported beer Kunstmann and Heineken brands.

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced by the eight wineries that make up the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Santa Silvia acquired in May 2019, as indicated in the paragraph of brands in Argentina.

Since November 2014 in Colombia, CCU participated in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (CCC). CCC has an exclusive licensing contract for importing, distributing, and producing Heineken beer in Colombia. In October 2015, Coors and Coors Light brands were incorporated into CCC’s brand portfolio through licensing contracts for the production and/or marketing of them. This licence was extended only until December 2019. As of December 2015, Artesanos de Cerveza’s company was acquired together with its Brand “Tres Cordilleras”. As of April and July of 2016, the Tecate and Sol brands were incorporated respectively with a licensing contract to produce and/or market them. During April 2017, the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them. As of February 2019, the local Andina brand was launched. As of July 2019, the local production of the Tecate brand began and the launch of Natu Malta (alcohol-free product based on malt) was made. Furthermore, since October 2019, Colombia started to import and market the Kunstmann brand. Finally at the end of 2019, CCC started with the local production of Heineken beer. In October 2021, the local production of the Sol brand began.

F-12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Adrenaline, Adrenaline Rush (9)	February 2028
Amstel in Argentina (2)	10 years renewables
Amstel in Paraguay (1)	September 2024
Amstel in Uruguay (17)	In process
Austral in Chile (4)	July 2024
Blue Moon in Chile (5)	December 2025
Blue Moon in Paraguay (17)	In process
Coors in Chile (6)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2023
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso and Carpano Bianco	December 2024
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (9)	December 2024
Heineken in Chile, Argentina and Uruguay (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Heineken in Paraguay (1)	May 2023
Kunstmann in Colombia (1)	July 2025
Mas in Uruguay (16)	December 2028
Miller in Argentina (11)	December 2026
Miller Lite and Miller Genuine Draft in Colombia (14)	December 2026
Miller in Uruguay (7)	July 2026
Nestlé Pura Vida in Chile (7)	December 2022
Patagonia in Chile	Indefinitely
Paulaner in Paraguay	April 2025
Pepsi, Seven Up and Mirinda in Chile	December 2043
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (12)	Indefinitely
Sol in Chile and Argentina (10)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay	January 2023
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	March 2028
Warsteiner in Argentina (15)	May 2028
Watt's in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2026

(1)      Renewable for successive periods of 3 years.

(2)      After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(3)      The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.

(4)      Renewable for periods of two years, subject to the compliance of the contract conditions

(5)      If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).

(6)      After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.

(7)      License renewable for periods of 5 years, subject to the compliance of the contract conditions.

(8)      License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.

(9)      License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.

(10)    License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(11)    After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.

(12)    Indefinite contract, notice of termination 6 months in advance.

(13)    Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.

(14)    License renewable for one period of 5 years, subject to the compliance of the contract conditions.

(15)    Prior to the expiration of the term, the parties will negotiate its renewal for another 5 years.

(16)    Renewable contract for successive periods of 10 years.

(17)    Distribution started; distribution contract under negotiation.

F-13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of June 30, 2022			As of December 31, 2021
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (***)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (10)	76,248,389-0	Chile	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1) (8) (9)	76,349,531-0	Chile	US Dollar	58.8441	41.1559	100.0000	100.0000
Cervecería Szot SpA. (***)	76,481,675-7	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	8.3747	91.6175	99.9922	99.9922
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (4)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9533	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
La Barra S.A.	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (***)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (4)	91,041,000-8	Chile	Chilean Pesos	-	84.4969	84.4969	84.4969
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	50.5519	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	84.4969	84.4969	84.4969
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	-	59.1971	59.1971	59.1971
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9937	99.9937	99.9937
Compañía Industrial Cervecera S.A. (3)	0-E	Argentina	Argentine Pesos	-	99.9950	99.9950	99.9950
Finca La Celia S.A. (5)	0-E	Argentina	Argentine Pesos	-	84.4969	84.4969	84.4969
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C. (3)	0-E	Argentina	Argentine Pesos	-	99.9369	99.9369	99.9369
Bebidas Bolivianas BBO S.A. (11)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC (6)	0-E	United States	US Dollar	-	84.4969	84.4969	84.4969
VSPT UK Ltd. (7)	0-E	United Kingdom	Sterling Pound	-	84.4969	84.4969	-
Bebidas del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	-	50.0050	50.0050	50.0050
Distribuidora del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9590	49.9590	49.9590
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	-	49.5049	49.5049	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000

(*) Listed company in Chile.

(**) See Note 1 – General Information, letter C), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of June 30, 2022	As of December 31, 2021
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (***)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (10)	76,248,389-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1) (8) (9)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (***)	76,481,675-7	Chile	Chilean Pesos	25.0006	25.0006
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	99.9922	99.9922
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (4)	76,593,550-4	Chile	Chilean Pesos	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
La Barra S.A.	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (***)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (4)	91,041,000-8	Chile	Chilean Pesos	84.4969	84.4969
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	84.4969	84.4969
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A. (3)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A. (5)	0-E	Argentina	Argentine Pesos	84.4969	84.4969
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C. (3)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bebidas Bolivianas BBO S.A. (11)	0-E	Bolivia	Bolivians	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC (6)	0-E	United States	US Dollar	84.4969	84.4969
VSPT UK Ltd (7)	0-E	United Kingdom	Sterling Pound	84.4969	-
Bebidas del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	50.0050	50.0050
Distribuidora del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9590	49.9590
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	49.5049	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*) Listed company in Chile.

(**) See Note 1 – General Information, letter C), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The main movements in the ownership of the subsidiaries included in these Interim consolidated financial statements are the following:

(1) CCU Inversiones II SpA.

On August 18, 2021 the Company made a capital contribution to subsidiary CCU Inversiones II SpA. in the amount of
US$ 7,500,000 (equivalent to ThCh$ 5,922,150).

Through public deed dated September 30, 2021, the Company and CCU Inversiones S.A., as the only partners of CCU Inversiones II SpA., agreed to turn this company into a joint-stock company (SpA.).

At the Extraordinary Shareholders’ Meeting of CCU Inversiones II SpA., held on November 30, 2021, the merger of Southern Breweries S.C.S. was agreed, by its incorporation into CCU Inversiones II SpA.

Under this merger, the capital of CCU Inversiones II SpA is fully subscribed and paid-in for a total of US$ 281,834,863, divided into 219,486,075 registered shares, of the same and unique series, and without nominal value, in which CCU S.A. has a participation of 58.8429%, CCU Inversiones S.A. has a participation of 0.0489%, Inversiones Invex CCU Tres Limitada has a participation of 41.1070% and Inversiones CCU Lux S.à r.l. has a participation of 0.0012%.

As a result of the above mentioned, CCU Inversiones II SpA. is the sole shareholder of CCU Inversiones III SpA. as the latter was previously owned by Southern Breweries S.C.S.

On December 31, 2021, by resolution of the sole shareholder, the merger of CCU Inversiones III SpA. was agreed, by its incorporation into CCU Inversiones II SpA.

Under this merger, CCU Inversiones II SpA., will acquire all the assets, authorizations, permits, obligations and liabilities of CCU Iversiones III SpA., and will succeed it in all its rights and obligations. As a result of the merger, all the capital of the Absorbed Company will be incorporated into the Absorbing Company, which it will be dissolved without the need of its liquidation. The latter did not generate effects at the CCU S.A. consolidated level.

(2) Inversiones Invex CCU Ltda.

On June 1, 2021, the Company agreed to the division of this subsidiary, with the establishment of a new, limited liability company called Inversiones Invex SB Limitada. For division purposes the share capital of Inversiones Invex CCU Ltda. was reduced from US$ 306,466,817 to US$ 185,322,809 (equivalent ThCh$ 221,302,753 and ThCh$ 133,823,454).

Through public deed dated August 2, 2021, the liquidation of Inversiones Invex SB Ltda. was agreed upon and materialized on July 31, 2021. In the dissolution agreement for that company its assets and liabilities were transferred to its partners, Inversiones Invex Tres Ltda., CCU Inversiones S.A. and CCU S.A. The latter did not generate effects at the CCU S.A. consolidated level.

(3) Compañía Industrial Cervecera S.A. y Sáenz Briones y Cía. S.A.I.C.

On April 16, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 481,643 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying two minority shareholders, consequently leaving it with a 94.2138% interest in that company.

The amount disbursed for this transaction was ThCh$ 3,540,618 (337 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest amounted to ThCh$ 2,845,888.

On July 13, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 160,548 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying one minority shareholders. Consequently, it now has a 95.6345% interest in said company.

The amount disbursed for this transaction was ThCh$ 1,168,183 (122 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest was ThCh$ 1,086,489.

On August 9, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 481,920 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying one minority shareholders. Consequently, it now has a 99.9419% interest in that company.

F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The amount disbursed for this transaction was ThCh$ 3,636,863 (390 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest was ThCh$ 3,267,148.

(4) CCU Inversiones S.A. y Viña San Pedro Tarapacá S.A.

On September 10, 2021 and October 4, 2021, subsidiary CCU Inversiones S.A. acquired an additional 0.4485% and 1.0670% of subsidiary Viña San Pedro Tarapacá S.A. for the amount of ThCh$ 1,167,074 and ThCh$ 2,694,720, equivalent to 179,274,015 and 424,365,414 shares, which generated an equity effect of ThCh$ 245,244, leaving it with total interest of 84.5159%.

(5) Finca La Celia S.A. and Bodega San Juan S.A.U.

On December 21, 2020, the boards of Finca La Celia S.A. and Bodega San Juan S.A.U. approved to execute a merger process of both companies, in which Finca La Celia S.A. absorbed Bodega San Juan S.A.U. the latter being dissolved without liquidation, with effect from January 1, 2021. This process did not have a significant effect on its financial statements. In order to the merge takes place, all the formal and applicable requirements and stages established by Argentine regulations must be met, and it will must be approved in the last instance by the General Inspection of Justice of the City of Buenos Aires, Argentina. The Management estimates that this process will not generate significant effects on its Financial Statements. The last instance mentioned above as of June 30, 2022, is still in process.

(6) VSPT US LLC

On August 9, 2021, the Company through its subsidiary Viña San Pedro Tarapacá S.A. established the company VSPT US LLC in the United States, the latter with a corporate purpose of marketing, sales and distribution of wine. The company capital amounts to US$ 400,000 (equivalent ThCh$ 337,876), which was paid-in on November 2, 2021.

(7) VSPT UK Ltd.

On June 1, 2022 the company VSPT UK Ltd. was incorporated in United Kingdom, whose corporate purpose is the commercialization of wines. On June 1, 2022 the capital of the company was paid in, which amounts to £1 (equivalent to $ 1,135.30).

(8) Inversiones CCU Lux S.à r.l.

On August 30, 2021 through a share transfer contract, CCU Inversiones II SpA. sold its interest in subsidiary CCU Lux
S.à r.l. to the Company for ThCh$ 127,567 (US$ 163,554).

On December 16, 2021, before Luxembourg public notary, the Company, in its capacity as sole shareholder of Inversiones CCU Lux S.à r.l., owner of all its 163,554 shares with a nominal value of US$ 1.00 each, (equivalent to ThCh$ 138,779), resolved the dissolution of Inversiones CCU Lux S.à r.l., in accordance with the laws of the Grand Duchy of Luxembourg. Consequently, Inversiones CCU Lux S.à r.l. was dissolved effective on December 16, 2021, automatically passing all its assets and liabilities to its sole shareholder Compañía Cervecerías Unidas S.A. The latter did not generate effects at the CCU S.A. consolidated level.

(9) CCU Inversiones III SpA.

Through a resolution, without the form of a shareholders’ meeting, granted on December 29, 2021, CCU Inversiones II SpA., in its capacity as sole shareholder of CCU Inversiones III SpA., resolved to approve a dividend distribution of US$ 17,133,000, equivalent to ThCh $14,664,820 charged against retained earnings.

On this same date, and according to the Conventional Compensation document between CCU Inversiones III SpA. and CCU Inversiones II SpA., the parties agreed the prepayment of the current financial obligation through the dividend mentioned above.

Related to the above mentioned, CCU Inversiones II SpA. prepaid the Loan in advance for the sum of US$ 17,133,000, of which US$ 1,098,278 (equivalent to ThCh$ 940,060) corresponds to accrued interest and US$ 16,034,722 (equivalent to ThCh$ 13,724,760) corresponds to capital. Subsequently, on December 31, 2021, by resolution of the sole shareholder, the merger of CCU Inversiones III SpA. was agreed, by its incorporation into CCU Inversiones II SpA., date on which CCU Inversiones III SpA., was dissolved. The latter did not generate effects at the CCU S.A. consolidated level.

F-17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

(10) Inversiones CCU Tres Ltda.

By public deed dated May 26, 2022, Compañía Cervecerías Unidas S.A. and CCU Inversiones S.A., as sole and current partners of Inversiones Invex CCU Tres Limitada, approved an amendment to the bylaws, which establishes a duration of Inversiones Invex CCU Tres Limitada until June 30, 2022. Consequently, the company is dissolved as of July 1, 2022, date on which its assets were assigned to its partners. CCU S.A. receives the assets corresponding to the investments in Inversiones Invex CCU Ltda. and CCU Inversiones II SpA. amounting to ThCh$ 136,109,435 and ThCh$ 3,481,557, respectively, and cash of ThCh$ 596,021, while CCU Inversiones S.A. receives cash of ThCh$ 20.

(11) Bebidas Bolivianas BBO S.A.

On April 26 and June 13, 2022, the subsidiary CCU Inversiones II SpA. made capital contributions to Bebidas Bolivianas BBO S.A. in the amount of US$ 1,019,971 and US$ 1,019,971 (equivalent to ThCh$ 786,483 and ThCh$ 861,638) respectively. Since both partners participated in proportion to the current shareholding, the percentages of participation were maintained.

Subsidiaries with direct or indirect participation of less than 50%

These Interim Consolidated Financial Statements incorporate as a subsidiary to Distribuidora del Paraguay S.A., a company in which we have a total participation of 49.9589%.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered to be one economic group that shares their operational and financial strategy, leaded by the same management team that seeks compliance with the strategic plan defined simultaneously for both entities. Additionally, BdP produces different brands owned by it. DdP is its sole and exclusive customer, which is responsible for the distribution and marketing of BdP’s products. The administrative and commercial integration added to its operational and financial dependence of DdP explain the reason why BdP proceeds to present this entity as a subsidiary of CCU.

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On June 30, 2022, Promarca S.A. recorded a profit of ThCh$ 3,737,549 (ThCh$ 2,730,788 as of June 30, 2021), which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On June 30, 2022, BCP recorded a profit of ThCh$ 2,375,867 (ThCh$ 1,253,594 as of June 30, 2021) which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

On June 30, 2022, BCCCU recorded a loss of ThCh$ 99,588 (ThCh$ 90,082 as of June 30, 2021) .

The companies mentioned above, letter a) to c), meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

F-18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

D)	Early termination Budweiser license

The general aspects of the transaction are described below:

a.	Description of the Transaction.

According to the Material Event reported on September 6, 2017, the CMF was informed that CCU and Compañía Cervecerías Unidas Argentina S.A. (CCU-A), entity organized under the laws of the Republic of Argentina and a subsidiary of CCU, have agreed with Anheuser-Busch InBev S.A./N.V. (ABI and together with CCU-A the "Parties"), an offer letter ("Term Sheet") which, among other matters, contemplates the early termination of license agreement in Argentina for the brand "Budweiser", signed between CCU-A and Anheuser-Busch, Incorporated (today Anheuser-Busch LLC, a subsidiary of ABI) dated March 26, 2008 (the "License Agreement").

As agreed to in the Early Termination of the License Agreement (the “Transaction”), ABI directly or its subsidiaries (hereinafter together referred to as the “ABI Group”), pays to CCU-A the amount of US$ 306,000,000.

The Transaction also includes the transfer from ABI to CCU-A of: (a) ownership of the brands Isenbeck and Diosa. This does not include the production plant owned by Cervecería Argentina S.A. Isenbeck (CASA Isenbeck) located in Zárate, province of Buenos Aires, Argentina (which will continue to operate under the ownership of ABI Group), nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of CASA Isenbeck; (b) the ownership of the following registered brands in Argentina: Norte, Iguana and Báltica; and (c) the obligation of ABI to make its reasonable best efforts to cause that certain international premium beer brands are licensed to CCU-A (together with the brands identified in letter (b) above and with the brand Diosa referred to as the "Group of Brands") in Argentine territory.

In order to establish a smooth transition of the brands that are transferred by virtue of the Transaction, the Parties will enter into the following contracts (all together with the Early Termination referred to as the “Transaction”):

I.	Contract by virtue of which CCU-A will produce for the ABI Group part or all of the volume of the beer Budweiser, for a period of up to one year;
II.	Contract by virtue of which the ABI Group will produce for CCU-A part or all of the volume of the beer Isenbeck and Diosa for a period of up to one year;
III.	Contract by virtue of which the ABI Group will produce and distribute the Group of Brands, on behalf of CCU-A, for a period of maximum three years; and
IV.	Other agreements, documents and/or contracts that the Parties deem necessary for the Transaction (the “Transaction Documents”).

In summary, this agreement with ABI consists of the early termination of the license agreement of the Budweiser brand in exchange for a portfolio of brands representing similar volumes, plus different payments of up to US$ 400,000,000 before taxes, over a period of up to three years.

Status of the Transaction as of June 30, 2022

In accordance with Section III mentioned above, CCU-A will receive annual payments of up to US$ 28,000,000 equivalent to ThCh$ 17,107,440, before taxes, from ABI within a period of up to 3 years, depending on the volume and the time it takes for the transition of production and/or commercialization of the Brands to CCU-A. This will be reflected in our state of income, as this obligation is fulfilled. As of June 30, 2022, there is no income from this item (US$ 4,481,447 as of June 30, 2021, equivalent to ThCh$ 3,261,418).

F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 2    Summary of significant accounting policies

Significant accounting policies adopted for the preparation of these Interim Consolidated Financial Statements are described below:

2.1	Basis of preparation

The accompanying interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been uniformly applied in the periods presented.

The Interim Consolidated Financial Statements have been prepared on a historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of the Interim Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments. At the date of issuance of these Interim Consolidated Financial Statements, new Standards, Improvements, Amendments and Interpretations to existing standards have been issued, although these have not yet become effective, and the Company has not adopted in advance or applied whenever applicable.

The application of new accounting pronouncements as of January 1, 2021, had no significant effect on the Company's consolidated financial statements.

These standards are required to be applied by the following dates:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 1 - IAS 8	Presentation of financial statements, and accounting policies, changes in accounting estimates and errors.	January 1, 2023
Amendments to IAS 12	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction.	January 1, 2023
IFRS 17	Insurance contracts.	January 1, 2023
IFRS 17 - IFRS 9	Initial application and comparative information.	January 1, 2023
Amendments to IAS 1	Presentation of financial statements and accouting policies,classification and liquidation of labialities	January 1, 2024

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements.

2.2	Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Interim Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

F-20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Interim Consolidated Statement of Income after net income.

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor does not have significant influence and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

2.3	Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the other.

2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company and subsidiaries uses the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the U.S., Argentinian, Uruguayan, Paraguayan and Bolivian and and United Kingdom subsidiaries is the US Dollar, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Sterling Pound, respectively. The functional currency of the joint venture in Chile and Colombia and associate in Argentine and Perú is the Chilean Peso, Colombian Peso and Argentine Peso and the Sol, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Interim Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Interim Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

Financial information in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The three-year cumulative inflation rate, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it is still increasing. The three-year cumulative inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

F-22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	(3,682,615)	1,639,500	(1,707,921)	1,140,514

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of June 30, 2022	As of December 31, 2021	As of June 30, 2021
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	932.08	844.69	727.76
Cumulative monthly average US Dollar	Averange USD	824.84	759.27	719.87
Euro	EUR	976.72	955.64	862.27
Argentine Peso	ARS	7.44	8.22	7.60
Uruguayan Peso	UYU	23.38	18.91	16.70
Canadian Dollar	CAD	724.17	660.79	586.67
Sterling Pound	GBP	1,135.30	1,139.32	1,004.64
Paraguayan Guarani	PYG	0.14	0.12	0.11
Swiss Franc	CHF	977.02	923.66	786.09
Bolivian	BOB	133.92	121.36	104.56
Australian Dollar	AUD	643.97	612.23	545.59
Danish Krone	DKK	131.33	128.51	115.97
Brazilian Real	BRL	179.20	151.68	145.96
Colombian Peso	COP	0.23	0.21	0.19
Adjustment units
Unidad de fomento (*)	UF	33,086.83	30,991.74	29,709.83
Unidad indexada (**)	UI	125.34	98.26	83.73

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of June 30, 2022	As of December 31, 2021	As of June 30, 2021

Argentina Consumer Price Index	790.80	578.87	483.25
Index percentage variation of Argentina Consumer Price Index	35.8%	50.0%	25.2%

F-23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

2.5	Cash and cash equivalents

Cash and cash equivalents include available cash, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6	Other financial assets

Other financial assets include money market securities, derivative contracts with financial institutions and time deposits with maturities of more than 90 days.

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

Financial assets

The Company recognizes a financial asset in its Interim Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the Interim Financial Statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% and 99% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The Company considers that these financial assets are past-due when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a)	Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

b)	Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its InterimConsolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Interim Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least twelve months after the closing date of the Interim Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Interim Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term. The fair value of derivative financial instruments that do not qualify for hedge accounting is immediately recognized in the consolidated statement of income under Other gains (losses). The fair value of these derivatives is recorded under Other financial assets and Other financial liabilities.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Interim Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Interim Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Interim Consolidated Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Interim Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Interim Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8	Financial asset impairment

As of each Interim consolidated financial statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Interim Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent period and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

2.9	Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10	Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11	Other non-financial assets

Other non-financial assets mainly include prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12	Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment items, including assets under financial lease, is calculated on a straight-line basis over the estimated useful lives of property, plant and equipment items, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each Interim Financial Statement closing date, if necessary.

The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Fumiture and accesories	5 to 10
Other equipment (coolers)	5 to 8
Glass containers, and plastic containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Interim Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

2.13	Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use.

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14	Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Research and development

Research and development expenses are recognized in the period incurred.

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired, If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

Goodwill that forms part of the carrying amount of an investment in a joint venture is not separately recognized. The entire carrying amount of the investment in joint venture is assessed for impairment as a single asset provided that there are indications that the investment may be impaired.

2.17	Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Interim Consolidated Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

2.18	Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19	Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Interim Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20	Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Interim Consolidated Statement of Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Interim Consolidated Statemen of Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Interim Consolidated Statement of Income.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the Interim Consolidated Financial Statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 24 - Other provisions).

2.22	Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates.

Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•	"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

2.23	Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions), (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24	Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25	Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26	Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28	Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29	Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Interim Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 3    Estimates and application of professional judgment

The preparation of Financial Statement Consolidated requires estimates and assumptions from Management affecting the amounts included in the Interim Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 – Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 – Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 – Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 – Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 – Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 – Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these Interim Consolidated Financial Statements. However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4    Accounting changes

During the six months ended on June 30, 2022, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to December 31, 2021, that have affected these Interim Consolidated Financial Statements.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 5    Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management Department provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Bebidas del Paraguay S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Administration and Finance Management Department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analysis developed are merely for illustration purposes, since in practice the variables used for this excercise rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports revenues, c) the purchase of raw materials and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of June 30, 2022, the Company maintained foreign currency obligations amounting to ThCh$ 702,447,618 (ThCh$ 92,872,305 as of December 31, 2021) mostly denominated in US Dollars. Foreign currency obligations ThCh$ 570,946,616 as of June 30, 2022 (ThCh$ 12,405,293 as of December 31, 2021) represent a 47% (2% as of December 31, 2021) of total other financial liabilities. The remaining 53% (98% as of December 31, 2021) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section) and CLP. In addition, the Company has assets in foreign currency in the amount of ThCh$ 650,178,666 (ThCh$ 106,443,576 as of December 31, 2021) that mainly correspond to cash and cash equivalent and export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 7,731,374 (ThCh$ 17,526,136 as of December 31, 2021).

To protect the value of the net foreign currency assets and liabilities position of its Chilean and Argentinean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso and Argentinean peso as compared to other currencies.

As of June 30, 2022 the net exposure in Chile, in US Dollars and other currencies after the use of derivate instruments, is passive in the amount of ThCh$ 605,225 (ThCh$ 4,210,943 as of December 31, 2021).

As of June 30, 2022 of the Company’s total sales, both in Chile and abroad, 6% (6% the June 30, 2021) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 66% (61% the June 30, 2021) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The Company is also exposed to fluctuations in exchange rates related to the conversion from the US Dollar, Argentine Peso, the Uruguayan Peso, the Paraguayan Guaraní, the Bolivian Peso, the British pound, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, United States, Uruguay, Paraguay Bolivia and United Kingdom, associates in Argentina and Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign currency translation differences recognized in the Interim Consolidated Statement of Income by Function for the period ended as of June 30, 2022, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 9,836,230 (ThCh$ 2,766,263 as of June 30, 2021) . Considering exposure as of June 30, 2022 , and assuming a 10% increase in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a loss after taxes of ThCh$ 44,181 (ThCh$ 199,931 as of June 30, 2021 ) associated of the owners of the controller.

Considering that approximately 6% of the Company’s sales revenue comes from export sales carried out in Chile (6% as of June 30, 2021), in currencies other than Chilean Peso, and that approximately 66% (61% as of June 30, 2021) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate/depreciate by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a loss/gain after taxes of ThCh$ 19,870,212 (ThCh$ 12,511,287 as of June 30, 2021).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries as of June 30, 2022 was a profits de ThCh$ 12,600,253 (ThCh$ 1,009,836 as of June 30, 2021) . Therefore, a depreciation/appreciation of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a loss/gain before taxes of ThCh$ 1,260,025 (ThCh$ 100,984 as of June 30, 2021) .

The net investment in foreign subsidiaries, associates and joint ventures as of June 30, 2022 amounted to ThCh$ 432,073,278, ThCh$ 23,079,130 and ThCh$ 129,699,211 respectively (ThCh$ 355,930,567, ThCh$ 549,401 and ThCh$ 125,296,382 as of December 31, 2021). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase/decrease would hypothetically result in a Net income gain/loss of ThCh$ 58,485,162 (ThCh$ 48,177,635 as of December 31, 2021) recorded as a credit/charge to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

As of June 30, 2022 and December 31, 2021, the Company had not variable interest debt.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of June 30, 2022 and December 31, 2021, after considering the effect of interest rates and currency swaps, a 100% of the Company’s debt is at fixed interest rates

The term and conditions of the Company’s obligations with financial institutions as of June 30, 2022, including exchange rates, interest rate, maturities and effective interest rates, are detailed in Note 21 – Other financial liabilities.

Interest rate sensitivity analysis

The total financial cost recognized in the Interim Consolidated Statement of Income by Function for the period ended as of June 30, 2022, related to short and long-term debt amounted to ThCh$ 29,736,870 (ThCh$ 14,109,872 as of June 30, 2021).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Inflation risk

The Company maintains agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018. (See Note 2 – Summary of significant accounting polices (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Interim Consolidated Statement of Income by Function for the period ended as of June 30, 2022, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss of ThCh$ 5,072,346 (profits of ThCh$ 797,500 as of June 30, 2021). Assuming a reasonably possible 3% increase/decrease in the Unidad de Fomento and 10% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase/decrease would hypothetically result in a loss/income of ThCh$ 1,909,721 (ThCh$ 850,301 as of June 30, 2022).

Raw material Price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 6% (8% as of June 30, 2021) of the direct cost of the Chile Operating segment.

As of June 30, 2022 in the Chile Operation segment, the cost of cans represented approximately 24% of direct costs (21% as of June 30, 2021). In the International Business Operating segment, the cost of cans represented approximately 38% of direct raw materials costs as of June 30, 2022 (36% as of June 30, 2021).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 26% (29% as of June 30, 2021) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 26% (26% as of December 31, 2021) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 45% (42% as of December 31, 2021) of our wine supply for export came from our own vineyards.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The remaining 74% (74% as of December 31, 2021) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 59% (60% as of December 31, 2021) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 15% (15% as of December 31, 2021) of the total supply.

We should consider that as of June 30, 2022 wine represents 59% (60% as of June 30, 2021) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 35% (36% as of June 30, 2021).

Raw material Price sensitivity analysis

Total direct costs in the Interim Consolidated Statement of Income by Function for the period ended as of June 30, 2022 amounted to ThCh$ 548,642,923 (ThCh$ 414,677,924 as of June 30, 2021). Assuming a reasonably possible 8% increase/decrease in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase/decrease would hypothetically result into a loss/income before taxes of ThCh$ 29,195,230 (ThCh$ 22,117,279 al June 30, 2021) for the Chile Operating segment, ThCh$ 10,237,619 (ThCh$ 6,842,057 as of June 30, 2021) for the International Business Operating segment and ThCh$ 5,521,173 (ThCh$ 4,696,437 al June 30, 2021) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 60% of total trade accounts receivable (66% al December 31, 2021). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of June 30, 2022 is equivalent to 83% (85% as of December 31, 2021) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 30 days overdue (18 as of December 31, 2021 ).

As of June 30, 2022 , the Company has approximately 907 customers (1,409 as of December 31, 2021) with more than Ch$ 10 million in debt each, which altogether represent approximately 84% (88% as of December 31, 2021) of total trade accounts receivable. There are 188 customers (276 customers as of December 31, 2021) with balances in excess of Ch$ 50 million each, representing approximately 80% (78% as of December 31, 2021) of the total accounts receivable. The 90% (91% as of December 31, 2021) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (100% as of December 31, 2021).

As of June 30, 2022 the Company has no significant guarantees from its customers.

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of June 30, 2022 , that amount to ThCh$ 5,224,205 (ThCh$ 5,820,206 as of December 31, 2021), are needed since a large percentage of these are covered by insurance (See Note 10 – Trade and other receivable).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 23% of total trade accounts receivable (12% as of December 31, 2021). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit

F-37

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

insurance to cover 90% of individually significant accounts receivable. This coverage accounts for more than 87% (88% as of December 31, 2021) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of June 30, 2022 there were 91 customers (71 customers as of December 31, 2021) with more than ThCh$ 65,000 of debt each, which represent 96% (93% as of December 31, 2021) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 31 days overage overdue (28 days average as of December 31, 2021).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of June 30, 2022 . See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 – Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of June 30, 2022 the effect is not material.

Tax risk

Our businesses are subject to different taxes in the countries we operate, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The Company’s financial liabilities maturities as of June 30, 2022 and December 31, 2021 based on non-discounted contractual cash flows are summarized as follows:

As of June 30, 2022	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	203,313,253	38,601,070	111,408,717	15,174,550	56,823,581	3,965,069	225,972,987
Bond payable	999,557,972	15,915,576	18,589,487	167,511,581	115,879,153	965,217,406	1,283,113,203
Lease liabilities	42,098,391	2,270,985	6,487,529	10,312,264	3,884,916	19,142,697	42,098,391
Deposits for return of bottles and containers	12,120,605	-	12,120,605	-	-	-	12,120,605
Sub-Total	1,257,090,221	56,787,631	148,606,338	192,998,395	176,587,650	988,325,172	1,563,305,186
Derivatives
Derivatives not designated as hedges	779,308	779,308	-	-	-	-	779,308
Derivatives designated as hedges	9,255,442	3,392,365	3,754,918	2,903,783	-	-	10,051,066
Sub-Total	10,034,750	4,171,673	3,754,918	2,903,783	-	-	10,830,374
Total	1,267,124,971	60,959,304	152,361,256	195,902,178	176,587,650	988,325,172	1,574,135,560

(*) See current and non-current book value in Note 7 – Financial Instruments.

As of December 31, 2021	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	190,661,800	4,505,654	74,860,895	112,655,890	10,390,245	2,727,799	205,140,483
Bond payable	347,828,044	5,163,114	7,667,710	59,816,383	116,282,352	237,482,947	426,412,506
Lease liabilities	35,161,384	1,959,601	5,372,094	10,310,033	3,927,456	24,202,014	45,771,198
Deposits for return of bottles and containers	11,980,948	-	11,980,948	-	-	-	11,980,948
Sub-Total	585,632,176	11,628,369	99,881,647	182,782,306	130,600,053	264,412,760	689,305,135
Derivatives
Derivatives not designated as hedges	411,954	411,954	-	-	-	-	411,954
Derivatives designated as hedges	8,813,456	799,211	4,245,323	883,649	3,153,183	-	9,081,367
Sub-Total	9,225,410	1,211,165	4,245,323	883,649	3,153,183	-	9,493,321
Total	594,857,586	12,839,534	104,126,970	183,665,955	133,753,236	264,412,760	698,798,456

(*) See current and non-current book value in Note 7 – Financial Instruments.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Risk from health crises

A health crisis, pandemic or the outbreak of disease at a global or regional level, such as the outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, could have a negative impact on our operations and financial position. The above-mentioned circumstances could impede the normal operation of the Company, interrupt our supply chain, limit our production and distribution capacity, and/or generate a contraction in the demand for our products, as happened during the period of higher restrictions during the second and third quarter of 2020. Despite progress in vaccination efforts, global economic activity remains uncertain and cannot be predicted with confidence. Further, new variants of COVID-19 could spread globally and cause an increase in COVID-19 cases across several of the jurisdictions where we operate. In November 2021, a new variant, Omicron, which appears to be the most transmissible variant to date, was detected, and has since caused an increase in COVID-19 cases in multiple countries, including some of those where we conduct our operations, and of which the potential severity is currently being evaluated. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 pandemic on our business. An extended period of economic disruption could have a material adverse impact on our business, results of operations, access to sources of liquidity and overall financial condition.

Any prolonged restrictive measures put in place to control an outbreak of a contagious disease or other adverse public health developments, including quarantines, medical screenings, travel restrictions and suspension of certain activities, in any of our markets may have a material and adverse effect on our business operations. The extent of the impact of the pandemic on our business and financial condition will depend largely on future developments, including the duration of the pandemic, the impact on capital and financial markets and the related impact on consumers’ and industries’ confidence, all of which are highly uncertain and cannot be accurately predicted based on the impacts observed to date.

The Company has contingency plans to protect the health of the people and to maintain the continuity of our operation, but we cannot assure you that these plans will be sufficient to mitigate a material impact on our results and financial position from such events. Specifically, since March 2020, we have implemented a regional plan with three priorities: (i) the safety of our people and the community we interact with, (ii) operation continuity, and (iii) financial health. This has allowed us to continue supplying our clients and consumers with our products and maintaining a safe work environment. At the close of this report, CCU continues selling, producing and distributing its products normally in all the countries where it operates, where restrictive measures continue to be implemented to face the ongoing spread and new variants of COVID-19.

The COVID-19 pandemic may continue to have an adverse effect on our ability to attract and retain key personnel and third-party contractors, which in turn could have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic has caused a shortage of talent for certain business functions, which in turn has affected companies from all industries and across the globe, including ours. In the future, we may continue to encounter competition from other companies in our efforts to hire experienced professionals for both key roles and third-party contractor positions, which could make it difficult for us to identify sufficiently skilled and qualified people or to obtain all the necessary expertise locally or at reasonable rates due to the shortage of appropriately qualified individuals. Failure to obtain services from key personnel and/or third-party contractors with critical skills could adversely affect our business, results of operations and financial condition.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 6    Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

a)	Information as per operating segments for the six-month periods ended June 30, 2022 and 2021:

	Chile		International Business		Wines		Others		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	766,038,159	691,147,862	344,627,329	214,757,305	126,676,831	114,510,992	-	-	1,237,342,319	1,020,416,159
Other income	10,739,872	10,434,192	6,303,498	5,727,565	3,510,873	2,409,197	1,071,253	646,928	21,625,496	19,217,882
Sales revenue between segments	9,989,468	8,074,265	1,506,231	76,788	9,435,403	4,264,470	(20,931,102)	(12,415,523)	-	-
Net sales	786,767,499	709,656,319	352,437,058	220,561,658	139,623,107	121,184,659	(19,859,849)	(11,768,595)	1,258,967,815	1,039,634,041
Change %	10.9	-	59.8	-	15.2	-	-	-	21.1	-
Cost of sales	(458,158,630)	(345,733,966)	(178,758,369)	(116,618,380)	(86,744,736)	(74,021,648)	13,727,008	6,536,262	(709,934,727)	(529,837,732)
% of Net sales	58.2	48.7	50.7	52.9	62.1	61.1	-	-	56.4	51.0
Gross margin	328,608,869	363,922,353	173,678,689	103,943,278	52,878,371	47,163,011	(6,132,841)	(5,232,333)	549,033,088	509,796,309
% of Net sales	41.8	51.3	49.3	47.1	37.9	38.9	-	-	43.6	49.0
MSD&A (1)	(245,227,901)	(235,654,390)	(160,904,212)	(107,104,582)	(36,399,790)	(31,948,056)	(3,115,979)	(5,230,889)	(445,647,882)	(379,937,917)
% of Net sales	31.2	33.2	45.7	48.6	26.1	26.4	-	-	35.4	36.5
Other operating income (expenses)	(93,047)	527,238	592,929	3,784,282	252,374	199,831	86,367	48,790	838,623	4,560,141
Adjusted operating result (2)	83,287,921	128,795,201	13,367,406	622,978	16,730,955	15,414,786	(9,162,453)	(10,414,432)	104,223,829	134,418,533
Change %	(35.3)	-	2,045.7	-	8.5	-	-	-	(22.5)	-
% of Net sales	10.6	18.1	3.8	0.3	12.0	12.7	-	-	8.3	12.9
Net financial expense	-	-	-	-	-	-	-	-	(16,883,407)	(7,292,297)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(4,401,707)	(2,348,607)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(9,836,230)	(2,766,263)
Results as per adjustment units	-	-	-	-	-	-	-	-	(5,072,346)	797,500
Other gains (losses)	-	-	-	-	-	-	-	-	4,525,273	697,660
Income before taxes									72,555,412	123,506,526
Tax income (expense)									(9,544,229)	(31,504,854)
Net income for period									63,011,183	92,001,672
Non-controlling interests									8,921,861	8,649,938
Net income attributable to equity holders of the parent									54,089,322	83,351,734
Depreciation and amortization	33,868,442	33,085,592	20,900,520	13,860,083	6,526,874	5,573,785	2,077,004	1,184,986	63,372,840	53,704,446
ORBDA (3)	117,156,363	161,880,793	34,267,926	14,483,061	23,257,829	20,988,571	(7,085,449)	(9,229,446)	167,596,669	188,122,979
Change %	(27.6)	-	136.6	-	10.8	-	-	-	(10.9)	-
% of Net sales	14.9	22.8	9.7	6.6	16.7	17.3	-	-	13.3	18.1
	766,038,159	691,147,862	344,627,329	214,757,305	126,676,831	114,510,992	-	-	1,237,342,319	1,020,416,159

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-42

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

b)	Information as per operating segments for the three-month periods ended June 30, 2022 and 2021:

	Chile		International Business		Wines		Others		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	320,049,288	307,380,496	161,288,810	93,037,037	68,433,168	60,694,631	-	-	549,771,266	461,112,164
Other income	4,599,949	4,606,137	1,813,702	2,823,866	1,851,327	1,189,885	466,640	262,534	8,731,618	8,882,422
Sales revenue between segments	3,633,939	4,449,210	786,325	38,951	5,333,013	2,897,227	(9,753,277)	(7,385,388)	-	-
Net sales	328,283,176	316,435,843	163,888,837	95,899,854	75,617,508	64,781,743	(9,286,637)	(7,122,854)	558,502,884	469,994,586
Change %	3.7	-	70.9	-	16.7	-	-	-	18.8	-
Cost of sales	(201,238,777)	(159,662,599)	(90,036,911)	(53,394,684)	(47,737,695)	(40,239,952)	5,818,909	3,730,396	(333,194,474)	(249,566,839)
% of Net sales	61.3	50.5	54.9	55.7	63.1	62.1	-	-	59.7	53.1
Gross margin	127,044,399	156,773,244	73,851,926	42,505,170	27,879,813	24,541,791	(3,467,728)	(3,392,458)	225,308,410	220,427,747
% of Net sales	38.7	49.5	45.1	44.3	36.9	37.9	-	-	40.3	46.9
MSD&A (1)	(120,877,777)	(115,166,113)	(85,283,513)	(52,161,677)	(19,521,737)	(16,555,828)	(1,787,486)	(2,090,656)	(227,470,513)	(185,974,274)
% of Net sales	36.8	36.4	52.0	54.4	25.8	25.6	-	-	40.7	39.6
Other operating income (expenses)	130,040	84,842	201,419	58,985	106,147	38,314	53,490	33,948	491,096	216,089
Adjusted operating result (2)	6,296,662	41,691,973	(11,230,168)	(9,597,522)	8,464,223	8,024,277	(5,201,724)	(5,449,166)	(1,671,007)	34,669,562
Change %	(84.9)	-	17.0	-	5.5	-	-	-	(104.8)	-
% of Net sales	1.9	13.2	(6.9)	(10.0)	11.2	12.4	-	-	(.3)	7.4
Net financial expense	-	-	-	-	-	-	-	-	(10,512,883)	(3,476,870)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(3,837,066)	(1,752,132)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(11,430,455)	(1,378,951)
Results as per adjustment units	-	-	-	-	-	-	-	-	(1,480,671)	729,558
Other gains (losses)	-	-	-	-	-	-	-	-	13,516,855	1,738,588
Income before taxes									(15,415,227)	30,529,755
Tax income (expense)									8,020,380	(7,973,321)
Net income for period									(7,394,847)	22,556,434
Non-controlling interests									3,060,295	3,588,571
Net income attributable to equity holders of the parent									(10,455,142)	18,967,863
Depreciation and amortization	17,414,790	16,242,921	12,302,344	7,374,314	3,324,180	2,784,712	1,100,575	504,077	34,141,889	26,906,024
ORBDA (3)	23,711,452	57,934,894	1,072,176	(2,223,208)	11,788,403	10,808,989	(4,101,149)	(4,945,089)	32,470,882	61,575,586
Change %	(59.1)	-	148.2	-	9.1	-	-	-	(47.3)	-
% of Net sales	7.2	18.3	0.7	(2.3)	15.6	16.7	-	-	5.8	13.1

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-43

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Sales information by geographic location

Net sales per geographical location	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Chile (1)	890,852,796	817,546,917	385,318,281	373,429,169
Argentina (2)	319,662,530	186,221,447	150,749,133	80,920,101
Uruguay	12,322,720	8,462,389	5,535,923	3,582,915
Paraguay	26,766,558	18,196,282	12,521,523	8,301,770
Bolivia	9,363,211	9,207,006	4,378,024	3,760,631
Foreign countries	368,115,019	222,087,124	173,184,603	96,565,417
Total	1,258,967,815	1,039,634,041	558,502,884	469,994,586

(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

Net Sales	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Domestic sales	1,185,548,038	974,504,315	520,484,954	436,808,982
Exports sales	73,419,777	65,129,726	38,017,930	33,185,604
Total	1,258,967,815	1,039,634,041	558,502,884	469,994,586

Sales information by product category

Sales information by product category	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Alcoholic business	835,338,205	694,225,112	375,841,476	318,149,957
Non-alcoholic business	402,004,114	326,191,047	173,929,790	142,962,207
Others (1)	21,625,496	19,217,882	8,731,618	8,882,422
Total	1,258,967,815	1,039,634,041	558,502,884	469,994,586

(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	33,868,442	33,085,592	17,414,790	16,242,921
International Business operating segment	20,900,520	13,860,083	12,302,344	7,374,314
Wines operating segment	6,526,874	5,573,785	3,324,180	2,784,712
Others (1)	2,077,004	1,184,986	1,100,575	504,077
Total	63,372,840	53,704,446	34,141,889	26,906,024

(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

F-44

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Cash flows Operating Segments

Cash flows Operating Segments	For the six periods ended as of June 30,
	2022	2021
	ThCh$	ThCh$
Cash flows from (used in) Operating activities	(1,357,216)	151,677,342
Chile operating segment	(46,808,264)	102,452,502
International business operating segment	5,148,469	25,803,850
Wines operating segment	1,661,605	5,798,237
Others (1) (*)	38,640,974	17,622,753

Cash flows from (used in) Investing Activities	(103,300,593)	(70,775,358)
Chile operating segment	(46,369,192)	(42,711,569)
International business operating segment	(51,610,392)	(28,112,061)
Wines operating segment	(5,331,493)	(3,528,902)
Others (1) (*)	10,484	3,577,174

Cash flows from (used in) Financing Activities	438,277,545	(91,825,411)
Chile operating segment	36,853,859	(99,540,775)
International business operating segment	16,005,599	(988,722)
Wines operating segment	(26,350,688)	(40,028,595)
Others (1) (*)	411,768,775	48,732,681

(1)	Others include Corporate Support Units.

(*) It includes contribution to joint ventures. See Note 8 - Cash and cash equivalents.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the six periods ended as of June 30,
	2022	2021
	ThCh$	ThCh$
Chile operating segment	38,274,438	36,978,890
International Business operating segment	24,526,952	28,170,292
Wines operating segment	5,352,308	3,549,683
Others (1)	10,649,788	2,152,366
Total	78,803,486	70,851,231

(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Chile operating segment	1,538,628,936	1,586,202,143
International Business operating segment	719,850,523	637,642,711
Wines operating segment	453,941,094	442,524,176
Others (1)	769,667,423	180,381,607
Total	3,482,087,976	2,846,750,637

(1)	Includes assets corresponding to the Corporate Support Units.

F-45

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Assets per geographic location

Assets per geographical location	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Chile (1)	2,702,147,870	2,162,818,404
Argentina (2)	640,716,728	557,983,133
Uruguay	32,419,230	27,854,154
Paraguay	64,367,997	60,700,994
Bolivia	42,436,151	37,393,952
Total	3,482,087,976	2,846,750,637

(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Liabilities as per operating segments

Liabilities as per Operating segment	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Chile operating segment	722,045,181	737,711,189
International Business operating segment	276,178,988	269,896,961
Wines operating segment	175,168,430	172,223,909
Others (1)	813,387,519	241,403,275
Total	1,986,780,118	1,421,235,334

(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The following is a reconciliation of on Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended June 30, 2022 and 2021:

	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Net income of period	63,011,183	92,001,672	(7,394,847)	22,556,434
Add (Subtract):
Other gains (losses)	(4,525,273)	(697,660)	(13,516,855)	(1,738,588)
Finance income	(12,853,463)	(6,817,575)	(6,505,170)	(3,464,805)
Finance costs	29,736,870	14,109,872	17,018,053	6,941,675
Share of net income (loss) of joint ventures and associates accounted for using the equity method	4,401,707	2,348,607	3,837,066	1,752,132
Gains (losses) on exchange differences	9,836,230	2,766,263	11,430,455	1,378,951
Result as per adjustment units	5,072,346	(797,500)	1,480,671	(729,558)
Income tax expense	9,544,229	31,504,854	(8,020,380)	7,973,321
Adjusted operating result	104,223,829	134,418,533	(1,671,007)	34,669,562
Depreciation and amortization	63,372,840	53,704,446	34,141,889	26,906,024
ORBDA	167,596,669	188,122,979	32,470,882	61,575,586

F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(231,398,044)	(181,605,311)	(108,715,375)	(85,926,112)
Administrative expenses	(81,141,072)	(67,206,299)	(45,691,984)	(34,744,590)
Other expenses by function	(134,198,950)	(131,694,827)	(73,686,271)	(65,654,567)
Other expenses included in ´Other expenses by function´	1,090,184	568,520	623,117	350,995
Total MSD&A	(445,647,882)	(379,937,917)	(227,470,513)	(185,974,274)

The Administration of the Company review the financial situation and result of the all of their joint ventures and associated that is described in Note 16 - Investments accounted for using equity method.

Note 7    Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category as of each year-end are detailed as follows:

	As of June 30, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,552,769	-	9,838,420	-
Market securities and investments in other companies	16,782,783	-	14,013,076	-
Derivative hedge assets	28,057,339	25,862,027	-	31,252,095
Total other financial assets	48,392,891	25,862,027	23,851,496	31,252,095
Accounts receivable - trade and other receivable (net)	305,095,120	3,681,241	372,995,729	3,801,244
Accounts receivable from related parties	5,930,381	42,506	5,307,264	104,197
Total accounts receivables	311,025,501	3,723,747	378,302,993	3,905,441
Sub-Total financial assets	359,418,392	29,585,774	402,154,489	35,157,536
Cash and cash equivalents	643,999,169	-	265,568,125	-
Total financial assets	1,003,417,561	29,585,774	667,722,614	35,157,536
Bank borrowings	141,492,315	61,820,938	76,169,204	114,492,596
Bonds payable	17,357,300	982,200,672	8,087,630	339,740,414
Deposits for return of bottles and containers	12,120,605	-	11,980,948	-
Total financial liabilities measured at amortized cost	170,970,220	1,044,021,610	96,237,782	454,233,010
Derivatives not designated as hedges	779,308	-	411,954	-
Derivatives designated as hedges	6,351,658	2,903,784	4,776,623	4,036,833
Total financial derivative liabilities	7,130,966	2,903,784	5,188,577	4,036,833
Total other financial liabilities (*)	178,101,186	1,046,925,394	101,426,359	458,269,843
Lease Liabilities	8,758,514	33,339,877	6,152,361	29,009,023
Total lease liabilities (**)	8,758,514	33,339,877	6,152,361	29,009,023
Account payable- trade and other payable	428,151,643	41,891	515,522,729	29,457
Accounts payable to related parties	34,203,271	-	26,208,319	-
Total commercial obligations and other accounts payable	462,354,914	41,891	541,731,048	29,457
Total financial liabilities	649,214,614	1,080,307,162	649,309,768	487,308,323

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

F-47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Interim Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of June 30, 2022		As of December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,552,769	3,552,769	9,838,420	9,838,420
Market securities and investments in other companies	16,782,783	16,782,783	14,013,076	14,013,076
Derivative hedge assets	53,919,366	53,919,366	31,252,095	31,252,095
Total other financial assets	74,254,918	74,254,918	55,103,591	55,103,591
Accounts receivable - trade and other receivable (net)	308,776,361	308,776,361	376,796,973	376,796,973
Accounts receivable from related parties	5,972,887	5,972,887	5,411,461	5,411,461
Total accounts receivables	314,749,248	314,749,248	382,208,434	382,208,434
Sub-Total financial assets	389,004,166	389,004,166	437,312,025	437,312,025
Cash and cash equivalents	643,999,169	643,999,169	265,568,125	265,568,125
Total financial assets	1,033,003,335	1,033,003,335	702,880,150	702,880,150
Bank borrowings	203,313,253	203,524,602	190,661,800	193,844,871
Bonds payable	999,557,972	900,048,127	347,828,044	328,366,713
Deposits for return of bottles and containers	12,120,605	12,120,605	11,980,948	11,980,948
Total financial liabilities measured at amortized cost	1,214,991,830	1,115,693,334	550,470,792	534,192,532
Derivatives not designated as hedges	779,308	779,308	411,954	411,954
Derivatives designated as hedges	9,255,442	9,255,442	8,813,456	8,813,456
Total financial derivative liabilities	10,034,750	10,034,750	9,225,410	9,225,410
Total other financial liabilities (*)	1,225,026,580	1,125,728,084	559,696,202	543,417,942
Lease Liabilities	42,098,391	42,098,391	35,161,384	35,161,384
Total lease liabilities (**)	42,098,391	42,098,391	35,161,384	35,161,384
Account payable- trade and other payable	428,193,534	428,193,534	515,552,186	515,552,186
Accounts payable to related parties	34,203,271	34,203,271	26,208,319	26,208,319
Total commercial obligations and other accounts payable	462,396,805	462,396,805	541,760,505	541,760,505
Total financial liabilities	1,729,521,776	1,630,223,280	1,136,618,091	1,120,339,831

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, financial derivative liabilities, and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

F-48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

b)	Financial instruments by category:

As of June 30, 2022	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	3,552,769	-	-	3,552,769
Marketable securities and investments in other companies	16,782,783	-	-	16,782,783
Derivative hedge assets	-	-	53,919,366	53,919,366
Total Other financial assets	20,335,552	-	53,919,366	74,254,918
Cash and cash equivalents	-	643,999,169	-	643,999,169
Trade and other receivable (net)	-	308,776,361	-	308,776,361
Accounts receivable from related parties	-	5,972,887	-	5,972,887
Total financial assets	20,335,552	958,748,417	53,919,366	1,033,003,335

As of June 30, 2022	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	203,313,253	203,313,253
Bonds payable	-	-	999,557,972	999,557,972
Deposits for return of bottles and containers	-	-	12,120,605	12,120,605
Derivatives not designated as hedges	779,308	-	-	779,308
Derivatives designated as hedges	-	9,255,442	-	9,255,442
Total Other financial liabilities	779,308	9,255,442	1,214,991,830	1,225,026,580
Leases liabilities	-	-	42,098,391	42,098,391
Account payable - trade and other payable	-	-	428,193,534	428,193,534
Accounts payable to related parties	-	-	34,203,271	34,203,271
Total financial liabilities	779,308	9,255,442	1,719,487,026	1,729,521,776

As of December 31, 2021	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	9,838,420	-	-	9,838,420
Marketable securities and investments in other companies	14,013,076	-	-	14,013,076
Derivative hedge assets	-	-	31,252,095	31,252,095
Total Other financial assets	23,851,496	-	31,252,095	55,103,591
Cash and cash equivalents	-	265,568,125	-	265,568,125
Trade and other receivable (net)	-	376,796,973	-	376,796,973
Accounts receivable from related parties	-	5,411,461	-	5,411,461
Total financial assets	23,851,496	647,776,559	31,252,095	702,880,150

F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

As of December 31, 2021	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	190,661,800	190,661,800
Bonds payable	-	-	347,828,044	347,828,044
Deposits for return of bottles and containers	-	-	11,980,948	11,980,948
Derivatives not designated as hedges	411,954	-	-	411,954
Derivatives designated as hedges	-	8,813,456	-	8,813,456
Total Other financial liabilities	411,954	8,813,456	550,470,792	559,696,202
Leases liabilities	-	-	35,161,384	35,161,384
Account payable - trade and other payable	-	-	515,552,186	515,552,186
Accounts payable to related parties	-	-	26,208,319	26,208,319
Total financial liabilities	411,954	8,813,456	1,127,392,681	1,136,618,091

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each period, are detailed as follows:

	As of June 30, 2022				As of December 31, 2021
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	5	11,455	53,919,366	5,872,986	3	8,000	31,252,095	4,330,917
Less than a year			28,057,339	5,872,986			-	4,330,917
Between 1 and 5 years			18,250,017	-			31,252,095	-
More than 5 years			7,612,010	-			-	-
Cross currency interest rate swaps UF/EURO	1	296	-	313,405	1	296	-	1,153,698
Less than a year			-	62,573			-	65,288
Between 1 and 5 years			-	250,832			-	1,088,410
Cross currency interest rate swaps UF/USD	1	479	-	3,069,051	1	479	-	3,328,841
Less than a year			-	416,099			-	380,418
Between 1 and 5 years			-	2,652,952			-	2,948,423
Subtotal hedging derivatives	7		53,919,366	9,255,442	5		31,252,095	8,813,456
Forwards USD	19	142,886	3,535,365	572,744	19	132,333	8,231,588	268,328
Less than a year			3,535,365	572,744			8,231,588	268,328
Forwards Euro	5	10,645	17,404	69,936	3	36,187	1,413,219	53,421
Less than a year			17,404	69,936			1,413,219	53,421
Forwards CAD	3	1,930	-	101,331	1	1,780	-	67,330
Less than a year			-	101,331			-	67,330
Forwards GBP	1	500	-	35,297	2	740	-	19,685
Less than a year			-	35,297			-	19,685
Forwards CHF	-	-	-	-	2	3,181	193,613	3,190
Less than a year			-	-			193,613	3,190
Subtotal derivatives with effects on income	28		3,552,769	779,308	27		9,838,420	411,954
Total instruments	35		57,472,135	10,034,750	32		41,090,515	9,225,410

F-50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in Note 21 – Other financial liabilities.

As of June 30, 2022
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow interest rate on bank bonds	UF	75,329,788	CLP	73,566,497	1,763,291	03-15-2032
Banco Santander - Chile	Flow interest rate on bank bonds	UF	100,784,807	CLP	83,761,652	17,023,155	08-10-2023
Banco Santander - Chile	Flow interest rate on bank bonds	UF	98,545,266	CLP	81,896,949	16,648,317	06-01-2023
Scotiabank Chile	Flow interest rate on bank bonds	UF	65,957,522	CLP	54,548,501	11,409,021	06-01-2023
Scotiabank Chile	Flow interest rate on bank bonds	UF	53,079,011	CLP	51,876,415	1,202,596	03-15-2030
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	UF	15,610,796	USD	18,679,847	(3,069,051)	06-01-2025
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	UF	9,662,456	EUR	9,975,861	(313,405)	06-02-2025

As of December 31, 2021
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow interest rate on bank bonds	UF	97,057,334	CLP	86,696,081	10,361,253	08-10-2023
Banco Santander - Chile	Flow interest rate on bank bonds	UF	93,491,832	CLP	83,779,363	9,712,469	06-01-2023
Scotiabank Chile	Flow interest rate on bank bonds	UF	62,695,477	CLP	55,848,021	6,847,456	06-01-2023
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	UF	14,695,305	USD	18,024,146	(3,328,841)	06-01-2025
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	UF	9,095,477	EUR	10,249,175	(1,153,698)	06-02-2025

The Interim Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the tsix-months ended June 30, 2022 a credit before income taxes of ThCh$ 2,408,067 (charge of ThCh$ 551,934 as of June 30, 2021), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2	Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The fair value of financial instruments recorded at fair value in the Interim Consolidated Financial Statements, is detailed as follows:

As of June 30, 2022	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,552,769	-	3,552,769	-
Market securities and investments in other companies	16,782,783	16,782,783	-	-
Derivative hedge assets	53,919,366	-	53,919,366	-
Total other financial assets	74,254,918	16,782,783	57,472,135	-
Derivative financial instruments	779,308	-	779,308	-
Derivative hedge liabilities	9,255,442	-	9,255,442	-
Total financial derivative liabilities	10,034,750	-	10,034,750	-

As of December 31, 2021	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	9,838,420	-	9,838,420	-
Market securities and investments in other companies	14,013,076	14,013,076	-	-
Derivative hedge assets	31,252,095	-	31,252,095	-
Total other financial assets	55,103,591	14,013,076	41,090,515	-
Derivative financial instruments	411,954	-	411,954	-
Derivative hedge liabilities	8,813,456	-	8,813,456	-
Total financial derivative liabilities	9,225,410	-	9,225,410	-

During the six-month period ended as of June 30, 2022, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

F-52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 8    Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Cash on hand	207,932	182,491
Bank balances	248,175,542	68,131,885
Cash	248,383,474	68,314,376
Time deposits	373,740,567	54,890,333
Securities purchased under resale agreements	21,802,651	109,332,901
Investments in mutual funds	72,477	33,030,515
Short term investments classified as cash equivalents	21,875,128	142,363,416
Cash equivalents	395,615,695	197,253,749
Total	643,999,169	265,568,125

F-53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The composition of cash and cash equivalents by currency as of June 30, 2022 , is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,270	3,921	-	13,499	-	-	113,242	-	207,932
Bank balances	47,508,025	190,780,092	2,706,851	1,368,744	854,283	873,029	1,616,129	2,468,389	248,175,542
Cash	47,585,295	190,784,013	2,706,851	1,382,243	854,283	873,029	1,729,371	2,468,389	248,383,474
Time deposits	-	372,994,233	-	746,334	-	-	-	-	373,740,567
Securities purchased under resale agreements	21,802,651	-	-	-	-	-	-	-	21,802,651
Investments in mutual funds	-	-	-	72,477	-	-	-	-	72,477
Short term investments classified as cash equivalents	21,802,651	-	-	72,477	-	-	-	-	21,875,128
Cash equivalents	21,802,651	372,994,233	-	818,811	-	-	-	-	395,615,695
Total	69,387,946	563,778,246	2,706,851	2,201,054	854,283	873,029	1,729,371	2,468,389	643,999,169

The composition of cash and cash equivalents by currency as of December 31, 2021, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	62,430	3,524	-	10,256	-	-	106,281	-	182,491
Bank balances	48,562,230	8,248,242	2,495,431	3,266,761	1,498,157	1,264,251	318,107	2,478,706	68,131,885
Cash	48,624,660	8,251,766	2,495,431	3,277,017	1,498,157	1,264,251	424,388	2,478,706	68,314,376
Time deposits	16,257,047	24,073,959	-	14,559,327	-	-	-	-	54,890,333
Securities purchased under resale agreements	109,332,901	-	-	-	-	-	-	-	109,332,901
Investments in mutual funds	-	-	-	33,030,515	-	-	-	-	33,030,515
Short term investments classified as cash equivalents	109,332,901	-	-	33,030,515	-	-	-	-	142,363,416
Cash equivalents	125,589,948	24,073,959	-	47,589,842	-	-	-	-	197,253,749
Total	174,214,608	32,325,725	2,495,431	50,866,859	1,498,157	1,264,251	424,388	2,478,706	265,568,125

F-54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The composition of time deposits is detailed as follows:

As of June 30, 2022 :

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Santander - Argentina	06-28-2022	07-28-2022	ARS	746,334	4.17
Citibank - Nueva York	06-16-2022	07-18-2022	USD	139,891,382	0.12
Citibank - Nueva York	06-22-2022	07-22-2022	USD	93,238,033	0.12
Sumitomo Mitsui Banking Corporation - Nueva York	06-22-2022	07-22-2022	USD	139,864,818	0.14
Total				373,740,567

As of December 31, 2021 :

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco BBVA - Argentina	12-23-2021	01-21-2022	ARS	4,142,029	0.03
Banco de Chile	12-29-2021	01-05-2022	USD	5,490,491	0.02
Banco de Chile	12-23-2021	01-04-2022	CLP	3,502,613	0.03
Banco de Chile	12-29-2021	01-13-2022	CLP	4,750,887	0.03
Banco Macro - Argentina	12-13-2021	01-12-2022	ARS	1,255,315	0.03
Banco Patagonia - Argentina	12-16-2021	01-17-2022	ARS	3,338,315	0.03
Banco Patagonia - Argentina	12-28-2021	01-27-2022	ARS	2,476,161	0.03
Banco Santander - Chile	12-27-2021	01-04-2022	CLP	8,003,547	0.03
Banco Santander - Chile	12-27-2021	01-27-2022	USD	6,757,670	0.02
Banco Santander - Chile	12-29-2021	01-27-2022	USD	11,825,798	0.02
Banco Santander Río - Argentina	12-13-2021	01-12-2022	ARS	3,347,507	0.03
Total				54,890,333

The composition of securities purchased under resale agreements is detailed as follows:

As of June 30, 2022 :

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	06-28-2022	07-05-2022	CLP	2,999,487	0.74
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	06-29-2022	07-08-2022	CLP	675,565	0.74
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	06-30-2022	07-05-2022	CLP	1,295,789	0.74
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	06-30-2022	07-05-2022	CLP	115	0.74
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	06-30-2022	07-05-2022	CLP	1,000,000	0.74
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	06-29-2022	07-08-2022	CLP	424,705	0.74
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	06-30-2022	07-05-2022	CLP	500,000	0.74
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	06-30-2022	07-05-2022	CLP	4,097	0.74
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	06-28-2022	07-05-2022	CLP	1,993	0.74
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	06-30-2022	07-05-2022	CLP	2,042,081	0.75
Scotia Corredora de Bolsa Chile S.A.	Banco Central de Chile	06-30-2022	07-01-2022	CLP	1,992,733	0.75
Scotia Corredora de Bolsa Chile S.A.	Banco Central de Chile	06-30-2022	07-01-2022	CLP	7,267	0.75
Scotia Corredora de Bolsa Chile S.A.	Banco Central de Chile	06-30-2022	07-05-2022	CLP	2,687,958	0.75
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	06-30-2022	07-05-2022	CLP	2,042,679	0.75
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	06-30-2022	07-05-2022	CLP	595,233	0.75
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	06-30-2022	07-05-2022	CLP	397,774	0.75
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	06-30-2022	07-05-2022	CLP	800,000	0.75
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	06-28-2022	07-05-2022	CLP	209,084	0.75
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	06-30-2022	07-05-2022	CLP	1,422,233	0.75
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	06-28-2022	07-05-2022	CLP	936,894	0.75
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	06-28-2022	07-05-2022	CLP	654,922	0.75
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	06-30-2022	07-07-2022	CLP	663,414	0.75
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	06-30-2022	07-07-2022	CLP	281,747	0.75
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	06-30-2022	07-07-2022	CLP	154,839	0.75
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	06-30-2022	07-05-2022	CLP	12,042	0.75
Total					21,802,651

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

As of December 31, 2021 :

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-28-2021	01-06-2022	CLP	7,397,112	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-27-2021	01-04-2022	CLP	6,992,381	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	133,547	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	2,500,800	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	298,203	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	3,086,710	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	3,207,336	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-24-2021	01-04-2022	CLP	3,502,532	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-27-2021	01-04-2022	CLP	900,384	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	2,995,176	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-11-2022	CLP	500,055	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-28-2021	01-06-2022	CLP	66,161	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-27-2021	01-04-2022	CLP	1,200,512	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	319,990	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-11-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	3,011,885	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2021	01-06-2022	CLP	7,000,770	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	300,128	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2021	01-06-2022	CLP	10,003,200	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	400,171	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,272,246	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-30-2021	01-06-2022	CLP	2,977,040	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	446,271	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	4,723,523	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,284,900	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-30-2021	01-06-2022	CLP	1,980,643	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-30-2021	01-06-2022	CLP	2,387,785	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2021	01-06-2022	CLP	1,500,320	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	2,778,877	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-30-2021	01-06-2022	CLP	4,667,502	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Central de Chile	12-24-2021	01-04-2022	CLP	999,477	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-23-2021	01-04-2022	CLP	2,502,133	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-24-2021	01-04-2022	CLP	2,501,808	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	4,996,985	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	2,992,312	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
Total					109,332,901

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Payments for business acquisitions are detailed as follows:

	For the six periods ended as of June 30,
	2022	2021
	ThCh$	ThCh$
Total disbursement per business acquisition
Cash flow used for control of subsidiaries or other business (1)	-	2,732,874
Cash flow used in the purchase of non-controlling interests (2)	27,386,281	-
Total	27,386,281	2,732,874

(1) See Note 1 – General Information, letter C, number (3).

(2) See Note 16 – Investments accounted for using equity method number (3).

F-56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 9    Other non-financial assets

The Company maintained the following other non-financial assets:

	As of June 30, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	6,388,022	-	3,731,652	-
Advertising	12,544,534	10,729,397	12,043,766	7,884,438
Advances to suppliers	17,426,420	-	11,126,150	-
Prepaid expenses	1,924,836	233,212	1,372,181	228,728
Total advances	38,283,812	10,962,609	28,273,749	8,113,166
Guarantees paid	11,153	155,367	11,153	149,284
Consumables	911,521	-	683,951	-
Dividends receivable	647,428	-	361,565	-
Other	-	3,906	-	3,905
Total other assets	1,570,102	159,273	1,056,669	153,189
Total	39,853,914	11,121,882	29,330,418	8,266,355

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Materials to be consumed: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.

F-57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 10    Trade and other receivables

The trade and other receivables are detailed as follows:

	As of June 30, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	116,044,232	-	187,798,087	-
International business operating segment	37,893,288	-	73,047,039	-
Wines operating segment	69,635,173	-	59,645,896	-
Total commercial debtors	223,572,693	-	320,491,022	-
Impairment loss estimate	(5,224,205)	-	(5,820,206)	-
Total commercial debtors - net	218,348,488	-	314,670,816	-
Others accounts receivables (1)	86,746,632	3,681,241	58,324,913	3,801,244
Total other accounts receivable	86,746,632	3,681,241	58,324,913	3,801,244
Total	305,095,120	3,681,241	372,995,729	3,801,244

(1)	In Other non-current account receivables mainly tax receivables from Argentinian subsidiaries are presented.

The Company’s accounts receivable are denominated in the following currencies:

	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Chilean Peso	188,207,172	237,454,591
Argentine Peso	40,322,010	68,951,336
US Dollar	52,812,386	38,729,972
Euro	10,249,108	10,590,738
Unidad de Fomento	2,257,525	4,026,471
Uruguayan Pesos	4,277,713	5,243,169
Paraguayan Guarani	6,917,068	8,056,575
Bolivian	1,744,514	1,527,637
Others currencies	1,988,865	2,216,484
Total	308,776,361	376,796,973

F-58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The detail of the accounts receivable maturities as of June 30, 2022, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	116,044,232	110,486,192	3,847,786	679,448	450,359	580,447
International business operating segment	37,893,288	33,358,657	3,416,150	309,977	58,153	750,351
Wines operating segment	69,635,173	63,615,175	5,514,163	421,380	34,629	49,826
Total commercial debtors	223,572,693	207,460,024	12,778,099	1,410,805	543,141	1,380,624
Impairment loss estimate	(5,224,205)	(2,469,148)	(716,427)	(501,547)	(303,754)	(1,233,329)
Total commercial debtors - net	218,348,488	204,990,876	12,061,672	909,258	239,387	147,295
Others accounts receivables	86,746,632	86,217,155	274,887	247,486	-	7,104
Total other accounts receivable	86,746,632	86,217,155	274,887	247,486	-	7,104
Total current	305,095,120	291,208,031	12,336,559	1,156,744	239,387	154,399
Others accounts receivables	3,681,241	3,681,241	-	-	-	-
Total non-current	3,681,241	3,681,241	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2021 is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	187,798,087	182,192,821	3,474,949	291,779	379,429	1,459,109
International business operating segment	73,047,039	67,503,572	4,478,531	123,302	123,089	818,545
Wines operating segment	59,645,896	54,914,881	4,397,507	277,201	2,039	54,268
Total commercial debtors	320,491,022	304,611,274	12,350,987	692,282	504,557	2,331,922
Impairment loss estimate	(5,820,206)	(3,146,576)	(401,432)	(372,848)	(353,056)	(1,546,294)
Total commercial debtors - net	314,670,816	301,464,698	11,949,555	319,434	151,501	785,628
Others accounts receivables	58,324,913	58,033,614	114,849	176,450	-	-
Total other accounts receivable	58,324,913	58,033,614	114,849	176,450	-	-
Total current	372,995,729	359,498,312	12,064,404	495,884	151,501	785,628
Others accounts receivables	3,801,244	3,801,244	-	-	-	-
Total non-current	3,801,244	3,801,244	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of June 30, 2022, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 23% (30% as of December 31, 2021) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 – Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

F-59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of June 30, 2022			As of December 31, 2021
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.13%	293,677,179	(2,469,148)	0.13%	362,644,888	(3,146,576)
0 a 3 months	8.97%	13,052,986	(716,427)	8.97%	12,465,836	(401,432)
3 a 6 months	50.30%	1,658,291	(501,547)	50.30%	868,732	(372,848)
6 a 12 months	100.00%	543,141	(303,754)	100.00%	504,557	(353,056)
More than 12 months	100.00%	1,387,728	(1,233,329)	100.00%	2,331,922	(1,546,294)
Total		310,319,325	(5,224,205)		378,815,935	(5,820,206)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write off normally takes more than 1 year.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Balance at the beginning of year	(5,820,206)	(6,323,298)
Estimate of expected credit losses up 12 months	(244,017)	(1,846,559)
Estimate of expected credit losses longer than 12 months	(8,920)	(33,501)
Impairment provision of accounts receivable	(252,937)	(1,880,060)
Uncollectible accounts	274,125	1,995,725
Add back of unused provisions	627,370	476,246
Effect of translation into presentation currency	(52,557)	(88,819)
Total	(5,224,205)	(5,820,206)

F-60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 11    Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.

(3)	An agreement of the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the capital contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years with maturing in the year 2023. Consequently, the UF 9,995 will be paid in nine annual, equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4)	Corresponds to shares of subsidiary Cervecería Szot SpA. from subsidiary Cervecería Kunstmann S.A. sold to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. The total amount of the transaction raised ThCh$ 42,506 for the sale of 15,167 shares. An interest of UF plus 3.79% annually will be applied to the value (base 360 days). The account receivable will be paid by Representaciones Chile Beer Kevin Michael Szot E.I.R.L. to CK in the same proportion of the dividends it will receive from the participation it owns in Cervecería Szot SpA.

(5)	Corresponds to a mutual agreement agreed in development units between the subsidiary Cervecera Guayacán SpA and Inversiones Río Elqui SpA. for a total of UF 849.32. Its stipulates accrual of interest at 3.72% per year (base on 360 days) from the date on which each disbursement is made and until its payment. On May 30, 2022, the payment of this mutual was made.

The transaction table includes the main transactions made with related parties.

F-61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2022	As of December 31, 2021
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	-	724
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Director	Sales of products	CLP	157	302
6,770,473-8	Armin Kunstmann Telge	Chile	(1)	Chairman of subsidiary	Sales of products	CLP	36	58
6,972,382-9	Pablo José Granifo Lavín	Chile	(1)	Director	Sales of products	CLP	-	401
7,483,250-4	Juan Pablo Solis De Ovando Lavin	Chile	(1)	Subsidiary Director	Sales of products	CLP	9	32
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(4)	Shareholder of subsidiary	Sale of shares	CLP	3,173	2,235
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	375	4,040
76,002,201-2	Saam Puertos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	47	-
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	975	302
76,275,453-3	Tech Pack S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	53	-
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	469
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	814	1,004
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	540	548
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	12,001	26,481
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	18,524	9,213
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	80,958	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	373,979	476,424
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	52	183
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	2,567,001	2,282,610
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	732	585
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Services provided	CLP	1,186,481	20,427
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	481	282
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,858	5,053
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	775,328	952,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	106,540	36,710
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	2,380	4,534
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	9,350	11,891
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	181	306
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	33,423	22,086
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	1,918	3,207
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,048	6,585
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	337	1,964
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	144,648	279,796
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	589	421
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,870	1,069
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	20,852	23,215
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	150	496
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,055	1,548
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	293	937
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	459	303
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	386
96,892,490-7	Administracion y Servicios Generales LQ S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	158
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,490	2,733
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,382	2,291
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	312,378	851,941
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	40,249	44,014
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,636	2,600
99,511,240-K	Antofagasta Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,288	2,193
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Sales of products	USD	16,698	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	199,190	222,226
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	403	281
Total							5,930,381	5,307,264

F-62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2022	As of December 31, 2021
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(4)	Shareholder of subsidiary	Sale of shares	CLP	42,506	42,506
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	-	61,691
Total							42,506	104,197

F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2022	As of December 31, 2021
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	11,800	8,836
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	49,193	254,330
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	16,201	20,858
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Purchase of products	CLP	510,833	202,828
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(5)	Related to non-controlling subsidiary	Loan	CLP	-	25,694
76,729,932-K	Saam Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	702,653	168,431
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	1,830	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	5,450	5,157
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	76,456	103,521
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,186	1,553
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	3,568,196	1,693,360
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	1,395	1,015
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Royalty	CLP	-	15,786
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	-	13,428
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Services received	CLP	9,918	478
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	257,061	19,531
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,104	5,067
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	327,795	215,112
96,591,040-9	Empresas Carozzi S.A.	Chile	(2)	Shareholder of joint operation	Purchase of products	USD	18,053	-
96,798,520-1	SAAM Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	3,694	7,604
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,602	32,576
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	20	179
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,357	17,548
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	4,383,391	2,234,632
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	2,074,951	965,010
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	6,603	52,495
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Services received	USD	26,483	26,483
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	22,639	11,466
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	809	316
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	15	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	2,340,181	6,250,581
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	15,723,823	13,195,268
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	59,979	48,375
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	3,772,699	81,225
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	29,389	105,774
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services received	Euros	27,190	19,953
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	41,318	41,794
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services received	Euros	35,072	-
0-E	Palermo S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	1,122	2,520
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	-	99,532
0-E	Premium Brands S.R.L.	Bolivia	(2)	Related to the subsidiary's shareholder	Purchase of products	BOB	952	728
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Other currencies	89,858	151,871
0-E	Tetra Pak Global Distribution S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	-	54,099
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	(2)	Joint venture	Services received	USD	-	53,305
Total							34,203,271	26,208,319

F-64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Most significant transactions and effects on results:

For the six-months ended June 30, 2022 and 2021 , the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2022		2021
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	464,712	(464,712)	806,088	(806,088)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	-	-	1,200	1,200
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	5,055,998	-	3,518,102	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	399,427	-	32,072	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan payment	26,088	(1,088)	-	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan	-	-	25,229	(229)
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	354,142	-	2,646	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	2,240,801	-	1,403,236	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	58,333	(58,333)	39,805	(39,805)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	423,648	320,606	215,596	160,098
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	270,490	(270,490)	229,227	(229,227)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	5,695,016	3,669,438	4,453,307	2,830,251
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	2,550,951	2,550,951	744,737	744,737
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	-	-	184,143	(184,143)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	12,235,138	-	5,704,624	-
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,497,851	-	946,874	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	2,655,807	-	1,119,455	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	3.280.924	-	4.838.653	-
90,703,000-8	Nestlé Chile S.A.	Chile	Related to the controller	Dividends paid	8,447,312	-	6,708,433	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	16,599	12,256	7,007	4,762
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	124,814	(124,814)	57,839	(57,839)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	179,455	(179,455)	247,276	(247,276)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	1,405	1,104	536	466
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	924,807	686,271	749,421	501,609
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	43,621,855	-	28,139,500	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	5,090	5,090	4,743	4,743
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	54,329,476	29,476	57,301,079	1,079
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	54,300,000	-	32,000,000	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	2,143,977	-	1,520,413	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	64,608	61,156	50,821	48,081
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	216,304	(216,304)	39,223	(39,223)
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	163,869	(163,869)	133,576	(133,576)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	141,652	-	17,970	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	64,650	(64,650)	142,409	(142,409)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	373,730	-	1,021,819	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	11,341,234	-	10,495,290	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	182,544	182,544	159,354	159,354
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	3,202,153	(3,202,153)	2,664,123	(2,664,123)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	77,793	53,422	20,483	13,935
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	278,678,634	438,039	189,764,449	183,254
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	76,507,499	2,287,765	68,761,200	709,284
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	22,118	(22,118)	46,466	(46,466)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	256,250,110	-	180,519,549	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	39,388	(39,388)	224,774	(224,774)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	102,787	95,410	75,086	69,986
0-E	Aerocentro S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	422	295	337	236
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	371,442	(371,442)	64,966	(64,966)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,710	1,197	1,133	793
0-E	Cadena Farmacenter S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	5,436	3,806	75	53
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,966	2,076	628	440
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,842	2,690	2,429	1,701
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	581	406	446	312
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	317	222	1,393	975
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	63,215	(63,215)	49,685	(49,685)
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,418	10,092	5,647	3,953
0-E	Enex Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	123,506	86,452	34,873	24,411
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	698	489	142	99
0-E	Ganadería las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,176	1,523	2,625	1,838
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	130	91	198	138
0-E	Habacorp S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	40	28
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	17,034,220	-	12,095,240	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	8,377,191	(8,377,191)	10,481,557	(10,481,557)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	77,714	(77,714)	46,969	(46,969)
0-E	Inversiones Bebinv S.A.	Bolivia	Shareholder of subsidiary	Capital contribution	1,648,121	-	-	-
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	586	410	559	391
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	8,495	5,946	3,136	2,195
0-E	Pamplona S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	786	550	377	264
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	369	258	964	675
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	263,964	184,772	19,641	13,749
0-E	Saga Gym S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	257	181	101	71
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	-	-	260,957	(260,957)
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	16,789	11,752	9,127	6,389

F-65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

For the three-months ended June 30, 2022 and 2021 , the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2022		2021
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	97,862	(97,862)	158,120	(158,120)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	-	-	600	600
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	5,055,998	-	3,518,102	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	318,345	-	10,267	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan	-	-	25,229	(229)
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan payment	26,088	(1,088)	-	-
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	302,389	-	2,646	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	2,240,801	-	1,403,236	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	29,200	(29,200)	9,109	(9,109)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	132,800	100,500	84,850	61,154
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	153,739	(153,739)	78,320	(78,320)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	2,448,729	1,577,776	2,012,599	1,257,643
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	5,704,472	-	1,878,234	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	2,029,221	2,029,221	72,630	72,630
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,497,851	-	946,874	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	3,171,996	-	4,749,757	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	2,655,807	-	1,119,455	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	8,257	6,097	2,359	1,330
90,703,000-8	Nestlé Chile S.A.	Chile	Related to the controller	Dividends paid	8,447,312	-	6,708,433	-
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	65,248	(65,248)	22,592	(22,592)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	91,059	(91,059)	139,452	(139,452)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	28	22	257	246
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	385,281	285,906	318,203	181,615
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	43,621,855	-	28,139,500	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	2,574	2,574	2,385	2,385
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	6,000,000	-	26,000,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	6,001,080	1,080	26,000,685	685
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	1,543,526	-	678,648	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	31,250	29,581	19,714	18,635
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	191,736	(191,736)	-	-
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	73,116	(73,116)	42,052	(42,052)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	18,674	-	7,317	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	10,168	(10,168)	58,024	(58,024)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	5,367,219	-	4,752,440	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	373,730	-	1,021,819	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	1,757,283	(1,757,283)	1,470,889	(1,470,889)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	182,544	182,544	159,354	159,354
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	24,505	16,828	9,848	6,632
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	16,581,940	4,892,794	68,761,200	709,284
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	11,120	(11,120)	21,866	(21,866)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	87,400,000	-	41,000,000	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	108,602,318	202,318	45,091,356	3,660
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	1,154	(1,154)	115,535	(115,535)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	54,843	50,906	32,023	30,014
0-E	Aerocentro S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	422	295	337	236
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	320,548	(320,548)	3,922	(3,922)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,518	1,063	1,028	720
0-E	Cadena Farmacenter S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,095	2,867	75	53
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,760	1,932	628	440
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,302	2,312	1,727	1,209
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	398	278	294	206
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	173	121	724	507
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	31,238	(31,238)	19,422	(19,422)
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	9,900	6,930	3,318	2,323
0-E	Enex Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	88,621	62,033	23,373	16,361
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	683	478	99	69
0-E	Ganadera las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,429	1,000	1,516	1,061
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	106	74	165	115
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	10,111,532	-	7,107,324	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	3,380,372	(3,380,372)	4,766,329	(4,766,329)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	54,587	(54,587)	24,669	(24,669)
0-E	Habacorp S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	40	28
0-E	Inversiones Bebinv S.A.	Bolivia	Shareholder of subsidiary	Capital contribution	1,648,121	-	-	-
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	396	277	353	247
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	8,381	5,866	2,553	1,787
0-E	Pamplona S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	773	541	377	264
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	369	258	587	411
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	184,515	129,158	12,342	8,639
0-E	Saga Gym S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	192	135	68	48
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	-	-	260,957	(260,957)
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	15,116	10,581	8,169	5,718

F-66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 14, 2021, being elected for a period of three years Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law No. 18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held the same date. According to article 50 bis of Law No. 18,046, in the same Board meeting the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros participate in the Audit Committee´s meetings as observers.

The Ordinary Shareholders’ Meeting held on April 13, 2022, it was resolved to maintain the Directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2022.

The aforementioned Shareholders’ Meeting also agreed to maintain the remuneration of Directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those Directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the six periods ended as of June 30,
	2022	2021
	ThCh$	ThCh$
Audit's Committee	31,624	35,224
Directors' Committee	32,147	29,674
Attendance meetings fee	780,757	736,932
Dividend Participation	1,576,626	1,130,306

Chief Executives’ remunerations:

	For the six periods ended as of June 30,
	2022	2021
	ThCh$	ThCh$
Directors' Committee	5,662	13,460
Attendance meetings fee	113,988	109,432
Dividend Participation	36,159	28,064

The Chief Executives’ Remuneration as of June 30, 2022 amounted to ThCh$ 6,089,856 (ThCh$ 4,251,936 as of June 30, 2021). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

F-67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 12    Inventories

The inventories balances are detailed as follows:

	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Finished products	157,151,234	120,545,622
In process products	1,282,533	638,700
Raw material	301,890,380	189,700,921
In transit raw material	18,579,607	35,978,861
Materials and products	14,967,265	9,739,510
Realizable net value estimate and obsolescence	(4,835,651)	(3,176,553)
Total	489,035,368	353,427,061

For the six-month period ended as of June 30, 2022 and 2021, the Company wrote off a total of ThCh$ 864,206 and ThCh$ 1,857,473, against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Initial balance	(3,176,553)	(3,944,679)
Inventories write-down estimation	(2,572,914)	(2,902,530)
Inventories recognised as an expense	864,206	3,692,846
Conversion effect	49,610	(22,190)
Total	(4,835,651)	(3,176,553)

As of June 30, 2022 and December 31, 2021, the Company does not have any inventory pledged as guarantee for financial obligations.

F-68

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 13    Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$

As of January 1 2021
Historic cost	10,595,029
Book Value	10,595,029

As of December 31, 2021
Conversion effect	(25,384)
Acquisitions	26,749,931
Decreases due to harvesting	(24,959,872)
Other increases (decreases) (1)	187,001
Changes	1,951,676
Book Value	12,546,705

As of December 31, 2021
Historic cost	12,546,705
Book Value	12,546,705

As of June 30, 2022
Conversion effect	(178,623)
Acquisitions	17,401,850
Decreases due to harvesting	(28,732,988)
Other increases (decreases) (1)	503,249
Changes	(11,006,512)
Book Value	1,540,193

As of June 30, 2022
Historic cost	1,540,193
Book Value	1,540,193

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

F-69

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 14    Non-current assets of disposal groups classified as held for sale

a) International Business Operating segment

During September 2015, the Board of subsidiary Sáenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the Real Estate Broker.

b) Wine Operating segment

In 2015, the Board of Viña Valles de Chile S.A. (“VVCH”) which is Viña San Pedro Tarapacá S.A., authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región. As of December 21, 2020 the Administration has signed a sale contract and has an active plan for the sale of these assets.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale on June 30, 2022.

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Land	1,918,716	1,848,903
Constructions	464,846	420,487
Machinery	16,381	13,330
Total	2,399,943	2,282,720

Note 15    Business Combinations

During for the six-month period ended June 30, 2022, the Company did not have any business combinations.

F-70

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 16    Investments accounted for using equity method

Joint ventures and Associates

As of June 30, 2022 and December 31, 2021, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of June 30, 2022	As of December 31, 2021
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50.00	12,387,268	12,235,881
Central Cervecera de Colombia S.A.S.	50.00	19,481,210	22,337,040
Zona Franca Central Cervecera S.A.S.	50.00	110,218,001	102,959,342
Total joint ventures		142,086,479	137,532,263
Aguas Danone de Argentina S.A.	49.00	25,642,546	-
Other companies		622,370	582,217
Total associated		26,264,916	582,217
Total		168,351,395	138,114,480

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Aguas Danone de Argentina S.A.	3,145,985	-
Total	5,040,755	1,894,770

The result accrued in joint ventures and associates are detailed as follows:

	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	783,072	1,785,005	(6,810)	831,883
Central Cervecera de Colombia S.A.S.	(4,010,909)	(4,644,469)	(1,932,683)	(2,532,012)
Zona Franca Central Cervecera S.A.S.	562,879	926,271	(157,414)	365,180
Total joint ventures	(2,664,958)	(1,933,193)	(2,096,907)	(1,334,949)
Aguas Danone de Argentina S.A.	(1,743,735)	-	(1,743,735)	-
Other companies	6,986	(415,414)	3,576	(417,183)
Total associated	(1,736,749)	(415,414)	(1,740,159)	(417,183)
Total	(4,401,707)	(2,348,607)	(3,837,066)	(1,752,132)

F-71

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Changes in investments in joint ventures and associates are detailed as follows:

	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Balance at the beginning of period	138,114,480	131,106,785
Other payments to acquire interests in joint ventures	-	5,791,718
Cash flows used to purchase non-controlling interests	27,386,281	-
Participation in the joint ventures and associates (loss)	(4,401,707)	226,026
Dividends received and paid	(659,594)	(1,651,730)
Others (*)	7,911,935	2,641,681
Total	168,351,395	138,114,480

(*) Mainly includes effects from the conversion of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Investments II SpA., and Grupo Postobón have established a joint arrangement through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Investments ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operation, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was US$ 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC. CCC markets these products.

For the purposes above, previous associations involve the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

As of June 30, 2022 and December 31, 2021, the total amount contributed to CCC and ZF CC was US$ 286,949,917 (equivalents to ThCh$ 191,778,048).

(3) Aguas Danone de Argentina S.A.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío (the "Transaction"). The Transaction included share sales and capital contributions in Argentine pesos totaling US$ 28.8 million (equivalent to ThCh$ 27,386,281).

It should be noted that Aguas de Origen S.A. ("ADO"), will continue the business of Aguas Danone de Argentina S.A. as of October 1, 2022 (effective date of the agreed reorganization) as a result of the spin-off-merger approved by the shareholders' meeting of Aguas Danone de Argentina S.A. and Aguas de Origen S.A. on June 30, 2022.

The Company does not have any contingent liabilities related to joint ventures and associates as June 30, 2022 .

F-72

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The following is a summary of significant items in the Interim Financial Statements for associate and joint ventures at the end of each period:

	Associate	Joint ventures
	As of June 30, 2022	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	54,764,661	96,762,594	119,216,592
Non-current assets	26,210,229	328,368,720	308,504,421
Current liabilities	26,996,060	74,072,780	94,235,491
Non-current liabilities	8,067,480	68,114,684	62,342,964

	Associate	Joint ventures
	For the six periods ended as of June 30,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	72,766,904	143,107,794	104,428,798
Operating result	(5,951,007)	(3,636,336)	(4,426,603)
Net income for period	(8,258,007)	(2,564,985)	(3,814,607)
Other comprehensive income	-	20,130,143	12,208,204
Depreciation and amortization	(3,805,526)	(8,398,085)	(7,849,592)

F-73

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2021
Historic cost	102,648,435	51,359,792	3,199,349	759,908	157,967,484
Accumulated amortization	-	(29,085,607)	-	(624,436)	(29,710,043)
Book Value	102,648,435	22,274,185	3,199,349	135,472	128,257,441

As of December 31, 2021
Additions	-	5,124,679	-	-	5,124,679
Divestitures (cost)	-	(3,507,642)	-	-	(3,507,642)
Divestitures (amortization)	-	3,272,460	-	-	3,272,460
Amortization of year	-	(3,313,510)	-	(198,686)	(3,512,196)
Conversion effect (cost)	2,093,513	182,662	-	31,008	2,307,183
Conversion effect (amortization)	-	(193,898)	-	(34,622)	(228,520)
Others increase (decreased) (1)	16,901,227	1,239,653	-	2,089,408	20,230,288
Changes	18,994,740	2,804,404	-	1,887,108	23,686,252
Book Value	121,643,175	25,078,589	3,199,349	2,022,580	151,943,693

As of December 31, 2021
Historic cost	121,643,175	54,399,144	3,199,349	2,880,324	182,121,992
Accumulated amortization	-	(29,320,555)	-	(857,744)	(30,178,299)
Book Value	121,643,175	25,078,589	3,199,349	2,022,580	151,943,693

As of June 30, 2022
Additions	-	1,293,179	-	616,447	1,909,626
Amortization of period	-	(2,050,413)	-	(67,735)	(2,118,148)
Conversion effect (cost)	(2,513,458)	(21,513)	-	480,813	(2,054,158)
Conversion effect (amortization)	-	(109,882)	-	(42,761)	(152,643)
Others increase (decreased) (1)	16,689,403	393,394	-	36,837	17,119,634
Changes	14,175,945	(495,235)	-	1,023,601	14,704,311
Book Value	135,819,120	24,583,354	3,199,349	3,046,181	166,648,004

As of June 30, 2022
Historic cost	135,819,120	56,064,204	3,199,349	4,014,421	199,097,094
Accumulated amortization	-	(31,480,850)	-	(968,240)	(32,449,090)
Book Value	135,819,120	24,583,354	3,199,349	3,046,181	166,648,004

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

There are no restrictions or pledges on intangible assets.

F-74

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of June 30, 2022	As of December 31, 2021
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	33,639,972	32,910,686
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Cervecería Kunstmann S.A. (1)	2,113,683	2,113,683
	Sub-Total	38,283,437	37,554,151
International Business	CCU Argentina S.A. and subsidiaries	63,221,317	51,457,083
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,891,822	2,337,366
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	4,156,717	3,747,752
	Bebidas Bolivianas BBO S.A.	7,306,556	6,621,507
	Sub-Total	77,576,412	64,163,708
Wines	Viña San Pedro Tarapacá S.A. (2)	19,959,271	19,925,316
	Sub-Total	19,959,271	19,925,316
Total		135,819,120	121,643,175

Management has carried out impairment tests, from which no evidence of impairment has emerged. Regarding Trademarks with an indefinite useful life, the same methodology has been used as indicated in Note 18 - Goodwill.

F-75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2021
Historic cost	117,190,763
Book Value	117,190,763

As of December 31, 2021
Other increases (decreases) (1)	11,604,421
Conversion effect	2,377,651
Changes	13,982,072
Book Value	131,172,835

As of December 31, 2021
Historic cost	131,172,835
Book Value	131,172,835

As of June 30, 2022
Other increases (decreases) (1)	11,269,485
Conversion effect	(375,267)
Changes	10,894,218
Book Value	142,067,053

As of June 30, 2022
Historic cost	142,067,053
Book Value	142,067,053

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

F-76

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of June 30, 2022	As of December 31, 2021
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	3,507	3,876
	Cervecería Kunstmann S.A.	456,007	456,007
	Cervecería Szot SpA.	202,469	202,469
	Sub-Total	44,607,464	44,607,833
International Business	CCU Argentina S.A. and subsidiaries	42,748,099	34,781,464
	Marzurel S.A., Coralina S.A. and Milotur S.A.	5,431,120	4,066,703
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	6,040,551	5,491,823
	Bebidas Bolivianas BBO S.A.	10,823,675	9,808,868
	Sub-Total	65,043,445	54,148,858
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		142,067,053	131,172,835

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flow model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2022 ThCh$	198,376	51,915	1,316	14,813	1,561
Perpetual growth	3.00%	2.50%	2.20%	2.20%	4.40%
Discount rate	9.07%	22.91%	11.09%	10.75%	11.87%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and / or intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units / brands. An exceptionally longer period of time (no longer than ten years), is considered for those units / brands that require a longer maturation period.

Cash Flow: To determine the value in use, the Company has used cash flow projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Management’s cash flow projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 2.2%

F-77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

is used, consistent with the expected long-term growth for this country. For Bolivia a perpetuity rate of 4.4% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used. In the case of Argentina, a perpetuity rate of 2.5% are used respectively, which are composed by the average inflation rate of the United States of America mentioned above, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

According to the calculated sensitivities, the Administration determines that there is no reasonably possible change in the assumptions mentioned above that could cause that the book value exceeds the estimated recoverable value as of June 30, 2022.

F-78

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2021
Historic cost	752,373,292	609,239,605	191,812,594	131,488,537	140,894,537	72,886,303	35,817,543	1,934,512,411
Accumulated depreciation	(233,141,001)	(351,931,245)	(118,407,590)	(84,839,180)	-	(47,972,024)	(15,705,491)	(851,996,531)
Book Value	519,232,291	257,308,360	73,405,004	46,649,357	140,894,537	24,914,279	20,112,052	1,082,515,880

As of December 31, 2021
Additions	-	-	-	-	164,454,035	-	-	164,454,035
Additions of historic cost by business combination	283,992	-	-	-	-	-	-	283,992
Transfers	14,213,714	64,659,471	15,762,049	12,104,204	(118,443,961)	8,224,711	3,479,812	-
Conversion effect historic cost	5,212,276	4,818,898	(727,586)	1,608,980	(204,892)	565,070	(40,060)	11,232,686
Write off (cost)	(693,074)	(10,879,482)	(22,952,129)	(1,079,938)	-	(426,969)	-	(36,031,592)
Write off (depreciation)	505,521	10,196,738	22,703,727	1,017,369	-	406,386	-	34,829,741
Capitalized interests	-	-	-	-	1,074,074	-	-	1,074,074
Depreciation	(23,360,994)	(36,646,717)	(26,493,558)	(17,016,861)	-	(8,141,332)	(1,718,025)	(113,377,487)
Conversion effect depreciation	(718,133)	(3,994,158)	(2,423)	(1,305,000)	-	(468,613)	-	(6,488,327)
Others increase (decreased) (1)	23,557,010	29,409,437	16,693,132	4,180,146	7,508,257	1,945,690	569,833	83,863,505
Divestitures (cost)	(3,814,205)	(4,192,074)	(5,339,148)	(223,669)	-	(330,318)	(1,344,042)	(15,243,456)
Divestitures (depreciation)	3,804,220	4,117,283	5,339,143	217,341	-	326,374	1,344,042	15,148,403
Changes	18,990,327	57,489,396	4,983,207	(497,428)	54,387,513	2,100,999	2,291,560	139,745,574
Book Value	538,222,618	314,797,756	78,388,211	46,151,929	195,282,050	27,015,278	22,403,612	1,222,261,454

As of December 31, 2021
Historic cost	790,813,382	691,181,931	194,726,856	147,793,572	195,282,050	83,225,686	38,465,102	2,141,488,579
Accumulated depreciation	(252,590,764)	(376,384,175)	(116,338,645)	(101,641,643)	-	(56,210,408)	(16,061,490)	(919,227,125)
Book Value	538,222,618	314,797,756	78,388,211	46,151,929	195,282,050	27,015,278	22,403,612	1,222,261,454

As of June 30, 2022
Additions	-	-	-	-	74,663,863	-	-	74,663,863
Transfers	41,333,976	42,400,854	6,991,954	6,557,143	(103,491,305)	2,522,217	3,684,884	(277)
Conversion effect historic cost	(1,655,541)	(6,812,937)	(7,333,495)	(259,072)	(1,449,285)	296,023	(514,838)	(17,729,145)
Write off (cost)	(1,451)	-	(586,881)	-	-	(204,750)	-	(793,082)
Write off (depreciation)	1,451	-	586,818	-	-	204,750	-	793,019
Capitalized interests	-	-	-	-	471,823	-	-	471,823
Depreciation	(12,333,446)	(18,515,057)	(13,623,112)	(7,892,838)	-	(3,416,950)	(921,488)	(56,702,891)
Conversion effect depreciation	(290,736)	(1,568,331)	2,837,179	(54,320)	-	(263,932)	-	659,860
Others increase (decreased) (1)	21,520,601	32,031,027	16,254,761	2,065,336	6,152,772	329,508	5,410,489	83,764,494
Divestitures (cost)	-	-	-	(14,626)	-	(1,234)	-	(15,860)
Divestitures (depreciation)	-	-	-	13,289	-	648	-	13,937
Changes	48,574,854	47,535,556	5,127,224	414,912	(23,652,132)	(533,720)	7,659,047	85,125,741
Book Value	586,797,472	362,333,312	83,515,435	46,566,841	171,629,918	26,481,558	30,062,659	1,307,387,195

As of June 30, 2022
Historic cost	864,382,299	808,437,745	269,697,710	162,197,306	171,629,918	84,841,104	48,022,716	2,409,208,798
Accumulated depreciation	(277,584,827)	(446,104,433)	(186,182,275)	(115,630,465)	-	(58,359,546)	(17,960,057)	(1,101,821,603)
Book Value	586,797,472	362,333,312	83,515,435	46,566,841	171,629,918	26,481,558	30,062,659	1,307,387,195

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

F-79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The balance of the land at the end of each period is as follows:

	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Land	285,520,210	275,540,602
Total	285,520,210	275,540,602

Capitalized interest as of June 30, 2022 amounted ThCh$ 471,823 (ThCh$ 539,372 as of June 30, 2021), using an annually capitalization rate of 3.30% (2.61% as of June 30, 2021).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of June 30, 2022, the Company maintained approximately 5,189 hectares of which 4,785 are for vines in production stage. Of the total hectares mentioned above, 4,455 correspond to own land and 330 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2022, the production in plant vines yield was approximately 58.7 million kilos of grapes (57.7 million kilos of grapes in 2021).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at June 30, 2022 .

The depreciation for the year ended as of June 30, 2022 and 2021, recognized in net income and other assets is as follows:

	As of June 30, 2022	As of June 30, 2021
	ThCh$	ThCh$
Recognized in net income (*)	56,225,072	48,237,459
Recognized in others assets	477,819	613,286
Total	56,702,891	48,850,745

3

(*) Includes ThCh$ 987,377 (ThCh$ 768,371 as of June 30, 2021) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F-80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 20 Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2021
Historic cost	5,693,446	2,837,857	8,531,303
Depreciation	-	(825,361)	(825,361)
Book Value	5,693,446	2,012,496	7,705,942

As of December 31, 2021
Depreciation	-	(86,129)	(86,129)
Conversion effect (depreciation)	(82,337)	(32,513)	(114,850)
Conversion effect (cost)	-	2,845	2,845
Other increases (decreases) (1)	1,502,451	541,355	2,043,806
Changes	1,420,114	425,558	1,845,672
Book Value	7,113,560	2,438,054	9,551,614

As of December 31, 2021
Historic cost	7,113,560	3,346,699	10,460,259
Depreciation	-	(908,645)	(908,645)
Book Value	7,113,560	2,438,054	9,551,614

As of June 30, 2022
Transfers from PPE (cost)	277	-	277
Depreciation	-	(44,193)	(44,193)
Conversion effect (depreciation)	(427,870)	(163,966)	(591,836)
Conversion effect (cost)	-	15,347	15,347
Other increases (decreases) (1)	1,459,328	506,941	1,966,269
Changes	1,031,735	314,129	1,345,864
Book Value	8,145,295	2,752,183	10,897,478

As of June 30, 2022
Historic cost	8,145,295	3,689,674	11,834,969
Depreciation	-	(937,491)	(937,491)
Book Value	8,145,295	2,752,183	10,897,478

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one apartment for being leased and generating ThCh$ 2,780 revenues during period 2022 (ThCh$ 1,160 as of June 30, 2021). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 64,575 for period 2022 (ThCh$ 32,281 as of June 30, 2021). In addition, the expenses associated with such investment properties amounted to ThCh$ 45,689 for the period ended as of June 30, 2022 (ThCh$ 37,992 as of June 30, 2021).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 96% of the carrying amount is ThCh$ 14,872,479.

Management has not detected any evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

F-81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Interim Consolidated Financial Statements are detailed as follows:

	As of June 30, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	141,492,315	61,820,938	76,169,204	114,492,596
Bonds payable (1)	17,357,300	982,200,672	8,087,630	339,740,414
Derivative financial instruments (2)	779,308	-	411,954	-
Derivative hedge liabilities (2)	6,351,658	2,903,784	4,776,623	4,036,833
Deposits for return of bottles and containers	12,120,605	-	11,980,948	-
Total	178,101,186	1,046,925,394	101,426,359	458,269,843

(1) See Note 5 – Risk administration.

(2) See Note 7 – Financial instruments.

F-82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The maturities and interest rates of these obligations are detailed as follows:

Current loans and financial obligations

As of June 30, 2022 :

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	1,524	4,814	6,338	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,283	7,280	9,563	Monthly	5.65
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	10,174	998,967	1,009,141	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	722,800	722,800	At maturity	8.34
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	93,331,666	93,331,666	At maturity	5.70
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	USD	5,603,162	-	5,603,162	At maturity	1.91
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	2,042,281	-	2,042,281	At maturity	2.20
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	2,006,221	2,006,221	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,003,377	1,003,377	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,661,755	1,661,755	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	28,895	28,895	At maturity	3.95
96,989,120-4	Cervecera CCU Chile Ltda.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	2,867,710	-	2,867,710	At maturity	9.98
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,320,320	-	16,320,320	At maturity	4.68
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	60,393	-	60,393	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,705	-	19,705	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	20,480	932,080	952,560	At maturity	5.75
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	9,715	535,678	545,393	At maturity	5.75
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	9,715	535,678	545,393	At maturity	5.75
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Santander - Chile	Argentina	ARS	6,059,414	-	6,059,414	At maturity	46.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Citibank - Argentina	Argentina	ARS	1,342,444	-	1,342,444	Dialy	42.00
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,516	47,516	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,516	47,516	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,435	47,435	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,435	47,435	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,435	47,435	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,435	47,435	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,435	47,435	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,435	47,435	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,351	47,351	At maturity	4.50
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,351	47,351	At maturity	4.50
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,351	47,351	At maturity	4.50
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,351	47,351	At maturity	4.50
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,351	47,351	At maturity	4.50
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,351	47,351	At maturity	4.50
0-E	Finca La Celia S.A.	Argentina	0-E	Galacia	Argentina	USD	-	168,091	168,091	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Galacia	Argentina	USD	-	380,212	380,212	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,521	47,521	At maturity	4.25
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	47,521	47,521	At maturity	4.25
0-E	Saenz Briones & Cía. S.A.I.C.	Argentina	0-E	Citibank - Argentina	Argentina	ARS	1,300,551	-	1,300,551	At maturity	45.50
0-E	Saenz Briones & Cía. S.A.I.C.	Argentina	0-E	Banco Santander - Argentina	Argentina	ARS	1,136,140	-	1,136,140	At maturity	46.00
0-E	Saenz Briones & Cía. S.A.I.C.	Argentina	0-E	Banco Patagonia	Argentina	ARS	967,583	-	967,583	Dialy	47.50
0-E	Saenz Briones & Cía. S.A.I.C.	Argentina	0-E	Banco Patagonia	Argentina	ARS	642,417	-	642,417	Dialy	47.50
Total							38,416,011	103,076,304	141,492,315

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	3,592,815	2,991,574	6,584,389	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	1,112,577	3,473	1,116,050	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	51,103	248,972	300,075	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	59,313	262,889	322,202	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond International	144A/Regulation S	Chile	USD	8,049,294	-	8,049,294	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 06/28/2018	Chile	UF	661,511	60,799	722,310	Semiannual	3.35
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	-	262,980	262,980	Semiannual	1.00
Total							13,526,613	3,830,687	17,357,300

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

As of December 31, 2021:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	1,421	4,264	5,685	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,177	6,530	8,707	Monthly	5.65
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	8,182	8,182	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	639,083	639,083	At maturity	5.70
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	40,378,828	40,378,828	At maturity	4.56
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	11,896,096	11,896,096	At maturity	3.64
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	2,020,163	2,020,163	At maturity	2.20
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	6,313	6,313	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	3,422	3,422	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,664,071	1,664,071	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	28,566	-	28,566	At maturity	3.95
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	326,560	16,000,000	16,326,560	At maturity	4.68
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	39,084	-	39,084	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	68,671	-	68,671	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	21,498	416,277	437,775	Semiannual	5.95
0-E	Finca La Celia S.A.	Argentina	0-E	Macro	Argentina	USD	-	255,163	255,163	At maturity	5.50
0-E	Finca La Celia S.A.	Argentina	0-E	Galicia	Argentina	USD	-	254,034	254,034	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Patagonia	Argentina	ARS	1,345,109	-	1,345,109	Daily	37.50
0-E	Finca La Celia S.A.	Argentina	0-E	Bbva	Argentina	ARS	537,105	-	537,105	Daily	38.00
0-E	Finca La Celia S.A.	Argentina	0-E	Macro	Argentina	ARS	246,587	-	246,587	Daily	38.00
Total							2,616,778	73,552,426	76,169,204

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond H	573 23/03/2009	Chile	UF	582,445	5,619,575	6,202,020	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	1,042,130	3,258	1,045,388	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	50,459	240,984	291,443	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	55,622	246,436	302,058	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	89,699	157,022	246,721	Semiannual	1.00
Total							1,820,355	6,267,275	8,087,630

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Non-current loans and financial obligations

As of June 30, 2022:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	12,991	13,902	31,317	58,210	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	20,906	23,379	61,971	106,256	Monthly	5.65
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	40,000,000	-	40,000,000	At maturity	8.34
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,299,985	826,353	-	4,126,338	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,989,485	-	-	2,989,485	At maturity	3.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,117,584	1,490,112	1,985,744	4,593,440	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,459,016	4,612,022	1,153,005	9,224,043	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	-	-	723,166	723,166	Semiannual	5.50
Total							10,899,967	46,965,768	3,955,203	61,820,938

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	11,988,054	11,988,054	17,988,431	41,964,539	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	9,262	9,262	99,347,744	99,366,268	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	408,822	50,038,032	49,630,245	100,077,099	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	474,506	474,506	66,894,741	67,843,753	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond International	144A/Regulation S	Chile	USD	-	-	555,987,067	555,987,067	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 06/28/2018	Chile	UF	162,138	162,137	66,568,703	66,892,978	Semiannual	3.35
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	438,723	49,630,245	-	50,068,968	Semiannual	1.00
Total							13,481,505	112,302,236	856,416,931	982,200,672		4.25

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

As of December 31, 2021:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	11,370	11,370	34,210	56,950	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,414	17,414	69,268	104,096	Monthly	5.65
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	999,642	-	-	999,642	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	89,872,000	-	-	89,872,000	At maturity	5.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,299,984	1,651,429	-	4,951,413	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	2,986,511	-	2,986,511	At maturity	3.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,012,802	1,350,402	1,799,565	4,162,769	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,134,706	4,179,607	1,044,902	8,359,215	Quarterly	5.00
Total							101,347,918	10,196,733	2,947,945	114,492,596

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond H	573 23/03/2009	Chile	UF	11,228,960	11,228,960	19,656,626	42,114,546	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	8,690	8,690	93,059,342	93,076,722	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	403,668	46,891,278	46,588,059	93,883,005	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	444,974	444,974	62,771,570	63,661,518	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	418,726	46,585,897	-	47,004,623	Semiannual	1.00
Total							12,505,018	105,159,799	222,075,597	339,740,414

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement. Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

The effective interest rates of bond obligations are as follows:

Bonds Serie H 4.27%

Bonds Serie J 2.89%

Bonds Serie L 1.21%

Bonds Serie M 0.87%

Bonds International 3.45%

Bonds Serie D 0.53%

Bonds Serie P 3.39%

The terms and conditions of the main interest accruing obligations as of June 30, 2022, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

-	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

F-85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

-	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

-	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

On the other hand, the Company, through an agreement dated July 28, 2017, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

On July 27, 2022 this loan was renewed for 5 years, with maturity on July 27, 2027.

As of June 30, 2022, the Subsidiary and CCU were in compliance with the financial covenants.

b)	On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000 (equivalent to ThCh$ 9,206,290) maturing on October 15, 2019.

On October 15, 2019 the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan, by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 10, 2020.

On April 13, 2020, the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 13, 2021.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 13, 2021, the loan was fully paid.

c)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

d)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

e)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

F-86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each semester an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Consolidated Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees issued by the Company and its subsidiaries that are cautioned by real guarantees, except as noted in the contract. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.	Maintain a Financial Expense Coverage measured at the end of each semester and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[1] and Finance Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

c.	Maintain at the end of each semester, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Finance Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Finance Debt free of lien are defined as the sum of Bank loan, Bonds payable and Lease obligations contained under Note Other financial liabilities, these latter obligations are currently presented in a specific item and note.

d.	Maintain at the end of each semester a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

e.	To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year.

g.	To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

As of June 30, 2022 , the Company was in compliance with the financial covenants.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Banco de Chile – Bank Loans

a)	On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 20, 2018, the loan was renewed maturing on July 19, 2018.

On July 19, 2018, the loan was renewed maturing on July 19, 2021.

On July 19, 2021, the loan was renewed maturing on July 19, 2022.

On July 19, 2022, it was refinanced through Banco del Estado de Chile, with maturing on July 18, 2025.

b)	On July 5, 2021, the subsidiary Cervecera Guayacán SpA. subscribed a bank loan with Banco de Chile for a total of UF 2,110, at a fixed interest rate, maturing on June 5, 2031.

The subsidiary amortizes interest and principal on a monthly basis, with a first payment on August 5, 2021.

c)	On December 17, 2021, the subsidiary Cervecera Guayacán SpA. subscribed a bank loan with Banco de Chile for a total of UF 3,663, at a fixed interest rate, maturing on November 17, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

Scotiabank Chile – Bank Loans

a)	On June 18, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 11,600,000 (ThCh$ 9,102,984). It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, maturing on June 18, 2021.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 – Financial instruments.

On June 18, 2021, the loan was fully paid.

b)	On April 17, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 16, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 16, 2021, the loan was fully paid.

c)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000, at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA[2] divided by the item “Financial Expenses” of the Consolidated Financial Statements

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-88

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

of the Debtor measured over the last 12 months. ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of June 30, 2022 , the Subsidiary was in compliance with the financial covenants.

d)	On February 18, 2020, the subsidiary Bebidas CCU-PepsiCo SpA. signed a bank loan with Scotiabank for a total of ThCh$ 2,000,000 at a fixed interest rate and maturity on February 18, 2023. The Company recognized the 50% of this loan in accordance with its participation on this joint operation.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

e)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

The bank loan mentioned above is required to comply certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA[3] divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months. ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes, the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of June 30, 2022, the Subsidiary was in compliance with the financial covenants.

f)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

The Company amortizes interest on a monthly basis and the principal amortization consists of a single payment at the end of the established maturity date.

Banco Itaú Corpbanca – Bank Loans

a)	On April 23, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 14,000,000 (ThCh$ 9,294,740), at a fixed interest rate, maturing on April 22, 2022.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-89

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

On April 22, 2022, the loan was fully paid.

b)	On April 22, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Itaú Corpbanca for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 21, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 21, 2021, the loan was fully paid.

c)	On May 10, 2015, the subsidiary Cervecera Guayacán SpA. entered into a bank loan with Banco Itaú Corpbanca for a total of UF 3,067, at a fixed interest rate, maturing on May 10, 2030.

The subsidiary amortizes interest and principal on a monthly basis, with a first payment on June 10, 2015.

On July 5, 2021, the loan was fully paid.

Banco Mercantil Santa Cruz S.A. – Bank loans

a)	On June 26, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians, at a fixed interest rate, maturing on May 1, 2027.

The subsidiary amortizes quarterly interest and and capital amortization begins on September 10, 2019 in a quarterly basis.

b)	On May 31, 2019, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians, at a fixed interest rate, maturing on April 8, 2029.

The subsidiary Bebidas Bolivianas BBO S.A. pays quarterly interest and capital amortization will begin on August 18, 2021 also quarterly.

c)	On May 5, 2020, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 13,720,000 bolivians, at a fixed interest rate and maturing on April 25, 2022.

The subsidiary amortizes quarterly interest and and capital amortization begins on November 1, 2020 in a quarterly basis.

On April 25, 2022, the loan was fully paid.

d)	On June 30, 2022, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 5,400,000 bolivians, at a fixed interest rate and maturing on May 29, 2028.

The subsidiary amortizes quarterly interest and and capital amortization begins on December 16, 2024 in a quarterly basis.

Banco Itaú – Bank loan

a)	On February 20, 2018, the subsidiary Milotur S.A. signed a bank loan with Banco Itaú for a total of UI 15,139,864.80, at a fixed interest rate, maturing on February 20, 2021.

The subsidiary amortizes interest monthly and capital will be payed at the end of the established term.

On February 20, 2021, the loan was fully paid.

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B)	Bonds Payables

Series H Bonds – CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million, with 21 years terms. Emission was placed in the local market on April 2, 2009. The issuance of the Bond H was UF 2 million with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010, were amended Issue Contract Series H, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Interim Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.	Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[4] and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

c.	Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements. These latter obligations are currently presented in a specific item and note.

d.	Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

e.	To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year, except in the cases and under the terms of the contract.

g.	To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

h.	Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

The inflation risk associated to the interest rate to which Bond H is exposed is mitigated through the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of June 30, 2022, the Company was in compliance with the financial covenants.

4 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Series J Bonds – CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Interim Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of consolidated net financial debt, reflected in each of its quarterly Consolidated Financial Statements, not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between / x / the unpaid amount of the "Financial Debt", that is, the sum of the accounts, current and non-current, Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and / and / the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of / x / Total Equity and / and / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity. These latter obligations are currently presented in a specific item and note.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA[5] and Financial Expenses. ORBDA is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and / or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	To maintain directly or through a subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

5 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in the contract.

The inflation risk associated to the interest rate to which Bond J is exposed is mitigated through the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of June 30, 2022, the Company was in compliance with the financial covenants.

Series L Bonds – CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF 3 million, maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The capital will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[6] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry

6 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

The inflation risk associated to the interest rate to which Bond L is exposed is mitigated through the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of June 30, 2022, the Company was in compliance with the financial covenants.

Series M Bonds – CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Ma intain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends contained in the Consolidated Statement of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[7] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the

7 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board. Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

The inflationary risk associated to the interest rate in which this Bond M is exposed is mitigated by the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 - Financial instruments.

As of June 30, 2022, the Company was in compliance with the financial covenants.

Series P Bonds – CCU S.A.

On March 15, 2022 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated March 30, 2022, the Series P Bond has been placed, bearer and dematerialized, for a total of UF 2 million with maturity on March 15, 2032. The Series P bonds will accrue interest at an annual rate of 3.35% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.6% per semester. Interest will accrue as from March 15, 2022, will be paid semi-annually as from September 15, 2022 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

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a.	Ma intain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends contained in the Consolidated Statement of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[8] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board. Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

8 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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The inflationary risk associated to the interest rate in which this Bond P is exposed is mitigated by the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 - Financial instruments.

As of June 30, 2022, the Company was in compliance with the financial covenants.

Series International – CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of US$ 600,000,000, equivalent to ThCh$ 488,076,000, with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of principal in one installment at maturity on January 19, 2032, subject to Rule 144 and Regulation S of the U.S. Securities Act of 1933.

Series D Bonds – VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions, maturing on June 1, 2025. The interest and capital will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and requires that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA[9] and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 100,000,000 at the issuing of every quarterly Consolidated Financial Statement. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity of the issuer.

9 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

d.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract with related parties, and neither carry out other operations outside its normal line of business.

e.	It is obliged to record the provisions that arise from adverse contingencies, which in the opinion of the administration should be referred to in the Consolidated Financial Statements.

The exchange rate risk to which Bond D is exposed is proportionally mitigated through the use of Cross Currency Swap contracts. See detail of the Company's hedging in Note 7 – Financial Instruments.

As of June 30, 2022, the subsidiary was in compliance with the financial covenants.

Note 22 Right of use assets and Lease liabilities

The Company has implemented IFRS 16 as of January 1, 2019. This means recognizing the right of use assets for the goods subject to operating lease contracts and a liability equivalent to the present value of the payment associated with the contract.

Considerations:

-	Identification of the asset for right of use: As part of the contract review and analysis process, the Company identified assets by right of use associated with identifiable and non-substitutable lease contracts, which were classified under the item Right of use assets.

-	The Company mainly has warehouses, offices, vehicles and land leased contracts.

-	Interest rate used for the measurement of the financial liability: The Company determined the interest rate based on the currency and the term of the lease contracts. The average incremental borrowing interest rate applied to lease liabilities used is 3.78%.

-	Term of the contract: The Company evaluated the lease clauses, market conditions, costs related to the termination of the contract and early cancellation.

Other considerations:

1)	During the initial measurement of lease agreements, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000 (ThCh$ 3,747).

2)	The Company excluded initial direct costs from measuring the right of use asset at the date of initial application.

3)	The Company analyzed the lease terms on a case-by-case basis, in those with an option to extend or terminate the lease.

F-98

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2021
Historic cost	29,484,749	5,304,754	2,793,335	37,582,838
Accumulated depreciation	(8,560,526)	(2,695,706)	(1,247,254)	(12,503,486)
Book Value	20,924,223	2,609,048	1,546,081	25,079,352
Additions	4,918,674	2,381,913	169,190	7,469,777
Conversion effect historic cost	(52,237)	(95,815)	7,663	(140,389)
Depreciation	(4,592,069)	(2,382,409)	(508,915)	(7,483,393)
Conversion effect depreciation	37,941	49,777	(15,418)	72,300
Others increase (decreased) (1)	1,669,918	1,724,214	(55,796)	3,338,336
Derecognition of assets due to right of use	-	-	(545,706)	(545,706)
Depreciation of disposals of assets for right of use	-	-	545,706	545,706
Changes	1,982,227	1,677,680	(403,276)	3,256,631
Book Value	22,906,450	4,286,728	1,142,805	28,335,983
As of January 1, 2022
Historic cost	34,402,173	10,411,400	1,568,746	46,382,319
Accumulated depreciation	(11,495,723)	(6,124,672)	(425,941)	(18,046,336)
Book Value	22,906,450	4,286,728	1,142,805	28,335,983

As of June 30, 2022
Additions	6,919,019	13,033	1,908,832	8,840,884
Conversion effect historic cost	(388,286)	(614,538)	48,629	(954,195)
Depreciation	(2,622,600)	(1,023,950)	(764,538)	(4,411,088)
Conversion effect depreciation	237,999	348,253	(13,932)	572,320
Others increase (decreased) (1)	2,286,596	606,538	899,966	3,793,100
Derecognition of assets due to right of use	(267,849)	-	-	(267,849)
Depreciation of disposals of assets for right of use	267,849	-	-	267,849
Changes	6,432,728	(670,664)	2,078,957	7,841,021
Book Value	29,339,178	3,616,064	3,221,762	36,177,004
As of June 30, 2022
Historic cost	42,797,953	9,968,115	4,748,681	57,514,749
Accumulated depreciation	(13,458,775)	(6,352,051)	(1,526,919)	(21,337,745)
Book Value	29,339,178	3,616,064	3,221,762	36,177,004

(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.

(*) This amount includes ThCh$ 413,040 (ThCh$ 351,446 as of June 30, 2021) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

F-99

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of June 30, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Leases liabilities (1)	8,758,514	33,339,877	6,152,361	29,009,023
Total	8,758,514	33,339,877	6,152,361	29,009,023

(1)	See Note 5 - Risk administration.

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 2.59% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of June 30, 2022

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	41,869	126,172	168,041	Monthly	2,14
90,413,000-1	Compañía Cervecerías Unidas S,A,	Chile	99,012,000-5	Consorcio Nacional de Seguros S,A,	Chile	UF	118,651	362,205	480,856	Monthly	3,95
Subtotal							160,520	488,377	648,897
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	230,256	531,621	761,877	Monthly	4,43
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euro	30,647	91,941	122,588	Monthly	1,48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,258,735	3,695,133	4,953,868	Monthly	1,56
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	200,506	601,517	802,023	Monthly	3,87
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	63,483	119,379	182,862	Monthly	62,00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	299,991	876,526	1,176,517	Monthly	10,14
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	26,847	83,035	109,882	Monthly	0,83
Subtotal (leases IFRS )							2,110,465	5,999,152	8,109,617
Total							2,270,985	6,487,529	8,758,514

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	46,422	137,814	184,236	Monthly
90,413,000-1	Compañía Cervecerías Unidas S,A,	Chile	99,012,000-5	Consorcio Nacional de Seguros S,A,	Chile	UF	272,399	817,197	1,089,596	Monthly
Subtotal							318,821	955,011	1,273,832
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	225,921	541,392	767,313	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euro	31,661	94,983	126,644	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,284,630	3,781,264	5,065,894	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	233,618	700,855	934,473	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	101,553	198,451	300,004	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	356,843	1,044,107	1,400,950	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	32,219	96,658	128,877	Monthly
Subtotal (leases IFRS )							2.266.445	6,457,710	8,724,155
Total							2,585,266	7,412,721	9,997,987

As of December 31, 2021

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	39,035	119,031	158,066	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	109,227	333,423	442,650	Monthly	3.95
Subtotal							148,262	452,454	600,716
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	252,247	413,615	665,862	Monthly	4.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euro	29,985	89,956	119,941	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	651,005	1,876,663	2,527,668	Monthly	1.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	163,500	490,494	653,994	Monthly	3.84
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	42,018	116,631	158,649	Monthly	56.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	331,849	995,551	1,327,400	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	27,294	70,837	98,131	Monthly	10.02
Subtotal (leases IFRS )							1.497.898	4,053,747	5,551,645
Total							1,646,160	4,506,201	6,152,361

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	44,628	132,494	177,122	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	255,151	765,452	1,020,603	Monthly
Subtotal							299,779	897,946	1,197,725
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	300,411	481,610	782,021	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euro	30,978	92,933	123,911	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	636,959	1,843,058	2,480,017	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	193,593	580,778	774,371	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	78,072	215,497	293,569	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	394,253	1,183,604	1,577,857	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	25,556	76,668	102,224	Monthly
Subtotal (leases IFRS )							1.659.822	4,474,148	6,133,970
Total							1,959,601	5,372,094	7,331,695

F-101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Non-current lease liabilities

As of June 30, 2022

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	219,657	86,588	-	306,245	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,013,586	1,087,468	17,344,671	19,445,725	Monthly	3.95
Subtotal							1,233,243	1,174,056	17,344,671	19,751,970
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	188,426	135,019	1,060	324,505	Monthly	4.43
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,430,732	2,157,488	274,675	8,862,895	Monthly	1.56
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	931,533	380,705	1,522,291	2,834,529	Monthly	3.87
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	140,539	-	-	140,539	Monthly	51.33
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,224,329	-	-	1,224,329	Monthly	10.14
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	163,462	37,648	-	201,110	Monthly	0.84
Subtotal (leases IFRS )							9,079,021	2,710,860	1,798,026	13,587,907
Total							10,312,264	3,884,916	19,142,697	33,339,877

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	236,817	89,669	-	326,486	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,179,192	2,179,192	21,854,563	26,212,947	Monthly
Subtotal							2,416,009	2,268,861	21,854,563	26,539,433
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	393,066	166,729	11,566	571,361	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,689,887	2,303,508	352,508	9,345,903	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,137,526	550,407	2,309,400	3,997,333	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	228,376	-	-	228,376	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,478,592	-	-	1,478,592	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	190,307	47,940	-	238,247	Monthly
Subtotal (leases IFRS )							10,117,754	3,068,584	2,673,474	15,859,812
Total							12,533,763	5,337,445	24,528,037	42,399,245

As of December 31, 2021

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	261,722	119,659	-	381,381	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	932,941	1,000,792	16,507,833	18,441,566	Monthly	3.95
Subtotal							1,194,663	1,120,451	16,507,833	18,822,947
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	277,646	-	-	277,646	Monthly	4.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euro	59,971	-	-	59,971	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	3,337,057	925,258	278,559	4,540,874	Monthly	1.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	998,760	447,091	1,461,761	2,907,612	Monthly	3.84
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	217,856	-	-	217,856	Monthly	56.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,994,342	-	-	1,994,342	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	144,630	43,145	-	187,775	Monthly	10.02
Subtotal (leases IFRS )							7,030,262	1,415,494	1,740,320	10,186,076
Total							8,224,925	2,535,945	18,248,153	29,009,023

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	283,368	125,536	-	408,904	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,041,204	2,041,204	21,602,745	25,685,153	Monthly
Subtotal							2,324,572	2,166,740	21,602,745	26,094,057
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	373,997	-	-	373,997	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euro	72,281	-	-	72,281	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	3,369,640	1,079,613	365,886	4,815,139	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,229,739	624,745	2,233,383	4,087,867	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	360,458	-	-	360,458	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	2,396,449	-	-	2,396,449	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	182,897	56,358	-	239,255	Monthly
Subtotal (leases IFRS )							7.985.461	1,760,716	2,599,269	12,345,446
Total							10,310,033	3,927,456	24,202,014	38,439,503

Below is the detail of future payments and the value of lease liabilities:

	As of June 30, 2022
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,585,266	314,281	2,270,985
3 months to 1 year	7,412,721	925,192	6,487,529
Over 1 year to 3 years	12,533,763	2,221,499	10,312,264
Over 3 years to 5 years	5,337,445	1,452,529	3,884,916
Over 5 years	24,528,037	5,385,340	19,142,697
Total	52,397,232	10,298,841	42,098,391

	As of December 31, 2021
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,959,601	313,441	1,646,160
3 months to 1 year	5,372,094	865,893	4,506,201
Over 1 year to 3 years	10,310,033	2,085,108	8,224,925
Over 3 years to 5 years	3,927,456	1,391,511	2,535,945
Over 5 years	24,202,014	5,953,861	18,248,153
Total	45,771,198	10,609,814	35,161,384

F-103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Reconciliation of liabilities arising from financing activities

	As of December 31, 2021	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of June 30, 2022
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	76,169,204	(14,927,700)	(2,129,516)	19,088,327	5,467,514	214,954	-	57,609,532	141,492,315
Bond payable	8,087,630	(2,879,881)	(3,733,611)	-	11,660,828	989,260	-	3,233,074	17,357,300
Lease liabilities	6,152,361	(4,682,314)	(542,953)	-	868,969	776,865	3,091,320	3,094,266	8,758,514
Total others financial liabilities current	90,409,195	(22,489,895)	(6,406,080)	19,088,327	17,997,311	1,981,079	3,091,320	63,936,872	167,608,129
Non-current
Bank borrowings	114,492,596	-	-	723,165	-	10,758	-	(53,405,581)	61,820,938
Bond payable	339,740,414	-	-	553,149,355	-	92,543,977	-	(3,233,074)	982,200,672
Lease liabilities	29,009,023	-	-	-	-	1,856,086	5,749,564	(3,274,796)	33,339,877
Total others financial liabilities non-current	483,242,033	-	-	553,872,520	-	94,410,821	5,749,564	(59,913,451)	1,077,361,487
Total Other financial liabilities	573,651,228	(22,489,895)	(6,406,080)	572,960,847	17,997,311	96,391,900	8,840,884	4,023,421	1,244,969,616

	As of December 31, 2020	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of June 30, 2021
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	37,754,705	(34,214,424)	(2,921,195)	5,297,109	2,612,905	454,319	-	52,306,314	61,289,733
Bond payable	7,691,023	(2,669,495)	(3,550,879)	-	3,118,864	240,807	-	2,974,170	7,804,490
Lease liabilities	4,934,639	(3,607,593)	(364,624)	-	674,615	162,747	637,138	2,030,885	4,467,807
Total others financial liabilities current	50,380,367	(40,491,512)	(6,836,698)	5,297,109	6,406,384	857,873	637,138	57,311,369	73,562,030
Non-current
Bank borrowings	88,151,400	-	-	3,000,000	-	28,199	-	(52,036,188)	39,143,411
Bond payable	324,725,456	-	-	-	-	7,029,670	-	(2,974,170)	328,780,956
Lease liabilities	27,200,272	-	-	-	-	554,159	1,194,993	(2,267,477)	26,681,947
Total others financial liabilities non-current	440,077,128	-	-	3,000,000	-	7,612,028	1,194,993	(57,277,835)	394,606,314
Total Other financial liabilities	490,457,495	(40,491,512)	(6,836,698)	8,297,109	6,406,384	8,469,901	1,832,131	33,534	468,168,344

F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of June 30, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	381,331,771	-	438,852,587	-
Notes payable	6,331,759	41,891	1,118,474	29,457
Trade an other current payables	387,663,530	41,891	439,971,061	29,457
Withholdings payable	40,488,113	-	75,551,668	-
Trade accounts payable withholdings	40,488,113	-	75,551,668	-
Total	428,151,643	41,891	515,522,729	29,457

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of June 30, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	360,172	351,836	244,630	331,957
Others	2,094,189	146,778	2,300,343	119,122
Total	2,454,361	498,614	2,544,973	451,079

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2021	538.388	2.934.595	3.472.983
As of December 31, 2021
Incorporated	453,743	206,154	659,897
Used	(381,509)	(710,808)	(1,092,317)
Released	(21,000)	(25,415)	(46,415)
Conversion effect	(13,035)	14,939	1,904
Changes	38,199	(515,130)	(476,931)
As of December 31, 2021	576,587	2,419,465	2,996,052
As of June 30, 2022
Incorporated	307,901	-	307,901
Used	(127,816)	(206,154)	(333,970)
Released	(1,735)	-	(1,735)
Conversion effect	(42,929)	27,656	(15,273)
Changes	135,421	(178,498)	(43,077)
As of June 30, 2022	712,008	2,240,967	2,952,975

(1)	See Note 35 - Contingencies and commitments.

F-105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The maturities of provisions as of June 30, 2022, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	360,173	2,094,189	2,454,361
Between two and five years	239,892	146,778	386,671
Over five years	111,943	-	111,943
Total	712,008	2,240,967	2,952,975

The maturities of provisions as of December 31, 2021, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	244,630	2,300,343	2,544,973
Between two and five years	221,962	119,122	341,084
Over five years	109,995	-	109,995
Total	576,587	2,419,465	2,996,052

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in
Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Recoverable tax previous year	3,217,008	2,114,087
Tax payments in advance	29,181,030	15,510,712
Benefits for tax losses	7,756,058	7,484,691
Other credits	1,179,364	953,366
Total	41,333,460	26,062,856

F-106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Non-current tax receivables

Tax receivables are detailed as follows:

	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Tax on minimum presumed income of Argentine subsidiaries (1)	2,801	3,094
Total	2,801	3,094

(1)	Corresponds to the minimum presumed income tax of Argentine subsidiaries, whose recovery period is estimated to be more than one year.

Current tax liabilities

Tax payables are detailed as follows:

	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Income tax	9,826,110	21,256,053
Monthly tax payment in advance	4,989,932	12,699,115
Tax under Article N° 21	22,422	66,617
Other	1,101,323	1,045,007
Total	15,939,787	35,066,792

Tax expense

The income tax and deferred tax expense for the period ended as of June 30, 2022 and 2021, are detailed as follows:

	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	M$	M$	M$	M$
Income as per deferred tax related to the origin and reversal of temporary differences	1,214,799	2,403,346	8,001,424	6,501,959
Prior year adjustments	(1,135,198)	802,047	(1,135,198)	802,047
Effect of change in tax rates	-	(366,326)	-	(366,326)
Tax loss benefits	12,413,658	1,002,926	5,816,565	1,659,293
Total deferred tax expense	12,493,259	3,841,993	12,682,791	8,596,973
Current tax expense	(22,157,967)	(34,781,886)	(4,782,890)	(16,056,844)
Prior period adjustments	120,479	(564,961)	120,479	(513,450)
Total (expenses) income for current taxes	(22,037,488)	(35,346,847)	(4,662,411)	(16,570,294)
(Loss) Income from income tax	(9,544,229)	(31,504,854)	8,020,380	(7,973,321)

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	M$	M$	M$	M$
Net income from cash flow hedge	(650,178)	149,022	94,658	451,785
Actuarial gains and losses deriving from defined benefit plans	346,282	317,154	238,104	236,713
Charge to equity	(303,896)	466,176	332,762	688,498

F-107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Efective Rate

The Company’s income tax expense as of June 30, 2022 and 2021 represents 13.16% and 25.52%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the six periods ended as of June 30,				For the three periods ended as of June 30,
	2022		2021		2022		2021
	ThCh$	Tasa %	ThCh$	Tasa %	ThCh$	Tasa %	ThCh$	Tasa %
Income before taxes	72,555,412		123,506,526		(15,415,227)		30,529,755
Income tax using the statutory rate	(19,589,961)	27.00	(33,346,762)	27.00	4,162,111	27.00	(8,243,034)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	11,276,115	(15.54)	3,433,796	(2.78)	3,756,604	24.37	1,354,345	(4.44)
Effect of change in tax rate	-	-	(366,326)	0.30	-	-	(366,326)	1.20
Derecognition of deferred tax assets not recoverable	81,969	(0.11)	(800,909)	0.65	156,019	1.01	(399,839)	1.31
Effect of tax rates in foreing subsidiaries	(297,633)	0.41	(661,739)	0.54	960,365	6.23	(607,064)	1.99
Prior year adjustments	(1,014,719)	1.40	237,086	(0.19)	(1,014,719)	(6.58)	288,597	(0.95)
Income tax, as reported	(9,544,229)	13.16	(31,504,854)	25.52	8,020,380	52.03	(7,973,321)	26.11

Deferred taxes

Deferred tax assets and liabilities included in the Interim Consolidated Financial Statements are detailed as follows:

	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Deferred taxes assets
Accounts receivable impairment provision	1,320,343	1,526,101
Other non-tax expenses	24,457,198	17,623,677
Benefits to staff	4,567,966	4,175,349
Inventory impairment provision	1,360,359	871,754
Severance indemnity	9,833,143	9,209,019
Inventory valuation	6,277,408	5,777,024
Intangibles	490,279	466,924
Other assets	12,724,670	27,381,615
Tax loss carryforwards	23,234,855	11,658,387
Subtotal by deferred tax assets	84,266,221	78,689,850
Deferred tax liabilities offset	(51,997,270)	(48,118,631)
Total assets from deferred taxes	32,268,951	30,571,219

Deferred taxes liabilities
Property, plant and equipment depreciation	101,921,467	88,073,083
Agricultural operation expenses	9,182,169	7,553,603
Manufacturing indirect activation costs	8,499,826	7,104,468
Intangibles	24,389,895	23,053,494
Land	26,024,173	27,899,218
Other liabilities	12,822,091	12,520,436
Subtotal by deferred tax liabilities	182,839,621	166,204,302
Deferred tax assets offset	(51,997,270)	(48,118,631)
Total liabilities from deferred taxes	130,842,351	118,085,671
Total	(98,573,400)	(87,514,452)

F-108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently, deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely. Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2021	(67,685,234)
Deferred taxes related to credited items (charged) directly to equity (1)	(22,236,159)
Deferred Tax Losses Tax absorption	(7,485,845)
Deferred taxes from tax loss absorption	11,287,917
Conversion effect	49,002
Deferred taxes against equity	(1,444,133)
Changes	(19,829,218)
As of December 31, 2021	(87,514,452)

As of January 1, 2022
Deferred taxes related to credited items (charged) directly to equity (1)	(25,090,545)
Charge taxes from tax loss carry forwards absorption	12,493,259
Conversion effect	1,192,056
Deferred taxes against equity	346,282
Changes	(11,058,948)
As of March 31, 2022	(98,573,400)

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.

In Argentina a Tax Reform No. 27,430 was approved by the government, which, amongst other measures, increases the excise tax on several beverages, including beer from 8% to 14% on the producer price, that applies as of March 1st, 2018, and also gradually reduces for the reporting year 2018 the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as the year 2020). The effects as of December 31st, 2017 were recognized, without affecting significantly the Consolidated Financial Statements. Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the year 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

On December 21, 2019, the law No. 27,541 called the “Law of Social Solidarity and Productive Reactivation in the Public Emergency" which modifies some articles of law No. 27,430 was enacted. It mainly postpones one more year (for the year 2020) the increase of the income tax rate of 30% and the withholding tax rate on dividends of 7%, setting up the income tax rate in 25% and the withholding tax rate in 13% on dividends from the year 2021.

On June 16, 2021, Law No. 27,630 was enacted, which again modifies the income tax rates for fiscal years beginning on or after January 1, 2021. The application of this new law did not have significant effects on these consolidated financial statements.

The companies will determine the amount of the tax using the following scale:

Net cumulative taxable income		Will pay ARS $	Plus % of	On the excess of
More than ARS $	To ARS $			ARS $
-	7,604,949	-	25%	-
7,604,949	76,049,486	1,901,237	30%	7,604,949
76,049,486	From now on	22,434,598	35%	76,049,486

The withholding rate for dividend payments is maintained at 7%.

F-109

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of June 30, 2022 and December 31, 2021, the total staff benefits recorded in the Interim Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of June 30, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	35,834,551	-	49,699,243	-
Employment termination benefits	498,524	36,876,510	977,858	34,274,997
Total	36,333,075	36,876,510	50,677,101	34,274,997

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Interim Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Vacation	16,756,660	16,934,429
Bonus and compensation	19,077,891	32,764,814
Total	35,834,551	49,699,243

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 6,97% and the Argentina 61,23% for the period ended June 30, 2022 and December 31, 2021.

F-110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Current	498,524	977,858
Non-current	36,876,510	34,274,997
Total	37,375,034	35,252,855

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2021	41,643,938
Current cost of service	2,988,782
Interest cost	3,279,881
Actuarial (Gain) losses	(5,216,580)
Paid-up benefits	(6,210,075)
Past service cost	469,558
Conversion effect	105,928
Others	(1,808,577)
Changes	(6,391,083)
As of December 31, 2021	35,252,855
Current cost of service	1,958,368
Interest cost	1,624,821
Actuarial (Gain) losses	1,286,371
Paid-up benefits	(2,958,711)
Past service cost	323,997
Others	(112,667)
Changes	2,122,179
As of June 30, 2022	37,375,034

F-111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

The figures recorded in the Interim Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Current cost of service	1,958,368	1,744,991	1,139,376	927,500
Past service cost	323,997	445,776	213,336	110,810
Non-provided paid benefits	3,992,068	2,788,001	1,878,856	1,613,152
Other	13,905	256,531	(141,230)	140,839
Total expense recognized in Consolidated Interim Statement of Income	6,288,338	5,235,299	3,090,338	2,792,301

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of June 30, 2022	As of December 31, 2021	As of June 30, 2022	As of December 31, 2021

Mortality table			RV-2014	RV-2014	Gam '83	Gam '83
Annual interest rate			6.97%	6.97%	61.23%	61.23%
Voluntary employee turnover rate			1.9%	1.9%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			5.3%	5.3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3.7%	3.7%	52.10%	52.10%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

(*) Average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,954,785	1,833,192
1% decrease in the Discount Rate (Loss)	(2,239,788)	(2,101,740)

F-112

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Personnel expense

The amounts recorded in the Interim Consolidated Statement of Income are detailed as follows:

Personal expense	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	121,924,945	100,031,278	62,093,243	48,918,759
Employees’ short-term benefits	17,514,402	13,971,120	11,371,404	9,530,402
Total expenses for short-term employee benefits	139,439,347	114,002,398	73,464,647	58,449,161
Employments termination benefits	6,288,338	5,235,299	3,090,338	2,792,301
Other staff expense	25,067,712	19,906,849	12,886,475	10,086,376
Total (1)	170,795,397	139,144,546	89,441,460	71,327,838

(1) See Note 30 - Natures of cost and expense.

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Parent dividend provisioned according to policy	27,044,661	25,680,792
Outstanding parent dividends (1)	1,154,138	6,079,036
Subsidiaries dividends according to policy	5,718,401	11,327,951
Total dividends payable	33,917,200	43,087,779
Income received in advance (2)	6,215	6,866
Others	390,229	421,985
Total	34,313,644	43,516,630
Current	34,313,644	43,516,630
Total	34,313,644	43,516,630

(1)	See Note 28 – Common Shareholders’ Equity, dividends.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of June 30, 2022 and December 31, 2021 the Company’s capital shows a balance of ThCh$ 562.693.346 divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as June 30, 2022 and December 31, 2021.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
Equity holders of the controlling company (ThCh$)	54,089,322	83,351,734	(10,455,142)	18,967,863
Weighted average number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	146.38	225.58	(28.30)	51.33
Equity holders of the controlling company (ThCh$)	54,089,322	83,351,734	(10,455,142)	18,967,863
Weighted average number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	146.38	225.58	(28.30)	51.33

As of June 30, 2022 and December 31, 2021 , the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

In accordance with Circular No. 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the period ended June 30, 2022 .

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of June 30, 2022 and December 31, 2021 the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
261	04-23-2021	Final	139.16548	2020
262	10-29-2021	Interim	200.0000	2021
263	12-03-2021	Eventual	447.0000	Retained earnings
264	04-28-2022	Final	200.0000	2021

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 14, 2021, the shareholders agreed to the distribution of a final Dividend No. 261 in the amount of Ch$ 139.16548 per share, for a total amount to be distributed of ThCh $ 51,422,043 charged to 2020 profits. This dividend was paid on April 23, 2021.

In the Ordinary Session of the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A., dated October 6, 2021, it was agreed, charged to the profits of the 2020 fiscal year, the distribution of an Interim Dividend No. 262 of $ 200 per share, ascending the total amount to distribute to ThCh$ 73,900,574. This dividend was paid on October 29, 2021.

At the Extraordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A., dated November 24, 2021, the distribution of an Eventual Dividend No. 263 of $ 447 per share was approved, with a charge to retained earnings, raising the total amount to be distributed to ThCh$ 165,167,784. This dividend was paid on December 3, 2021.

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At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 13, 2022, the shareholders approved the distribution of a final Dividend No. 264 of Ch$ 200 per share, for a total amount to be distributed of ThCh $ 73,900,574 charged against 2021’s Net income. This dividend was paid on April 28, 2022.

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	2,408,067	(650,178)	1,757,889
Gains (losses) on exchange differences on translation (1)	90,467,842	-	90,467,842
Reserve of Actuarial gains and losses on defined benefit plans	(1,286,371)	346,282	(940,089)
Total comprehensive income As of June 30, 2022	91,589,538	(303,896)	91,285,642

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	(551,934)	149,022	(402,912)
Gains (losses) on exchange differences on translation (1)	17,027,650	-	17,027,650
Reserve of Actuarial gains and losses on defined benefit plans	(1,095,631)	317,154	(778,477)
Total comprehensive income As of June 30, 2021	15,380,085	466,176	15,846,261

(1)	These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive income

The movement of other comprehensive income is detailed as follows:

a)	As of June 30, 2022:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(7,983,603)	-	-	683,180	(7,300,423)
Cash flow hedges	-	2,408,067	-	-	2,408,067
Gains (losses) from defined benefit plans	-	-	(1,286,371)	-	(1,286,371)
Deferred taxes	-	(650,178)	346,282	-	(303,896)
Inflation adjustment of subsidiaries in Argentina	100,099,309	-	-	(2,331,044)	97,768,265
Total changes in equity	92,115,706	1,757,889	(940,089)	(1,647,864)	91,285,642
Equity holders of the parent	89,043,603	1,595,253	(892,411)	(1,647,782)	88,098,663
Non-controlling interests	3,072,103	162,636	(47,678)	(82)	3,186,979
Total changes in equity	92,115,706	1,757,889	(940,089)	(1,647,864)	91,285,642

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

b)	As of June 30, 2021:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(29,170,055)	-	-	(29,170,055)
Cash flow hedges	-	(551,934)	-	(551,934)
Gains (losses) from defined benefit plans	-	-	(1,095,631)	(1,095,631)
Deferred taxes	-	149,022	317,154	466,176
Inflation adjustment of subsidiaries in Argentina	46,197,705	-	-	46,197,705
Total changes in equity	17,027,650	(402,912)	(778,477)	15,846,261
Equity holders of the parent	15,313,391	(328,046)	(728,693)	14,256,652
Non-controlling interests	1,714,259	(74,866)	(49,784)	1,589,609
Total changes in equity	17,027,650	(402,912)	(778,477)	15,846,261

c)	As of 31 de diciembre de 2021:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	15,703,753	-	-	15,703,753
Cash flow hedges	-	2,168,254	-	2,168,254
Gains (losses) from defined benefit plans	-	-	5,216,580	5,216,580
Deferred taxes	-	(585,430)	(1,444,133)	(2,029,563)
Inflation adjustment of subsidiaries in Argentina	93,585,219	-	-	93,585,219
Total changes in equity	109,288,972	1,582,824	3,772,447	114,644,243
Equity holders of the parent	102,229,659	1,812,733	3,580,153	107,622,545
Non-controlling interests	7,059,313	(229,909)	192,294	7,021,698
Total changes in equity	109,288,972	1,582,824	3,772,447	114,644,243

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Interim Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of June 30, 2022, December 31, 2021 and June 30, 2021, it amounts to a reserve of ThCh$ 35,650,422 and negative of ThCh$ 51,745,399 and ThCh$ 138,661,667, respectively.

Hedge reserve: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first. The effects of the Hedging reserves are reflected in the state to income. As of June 30, 2022, December 31, 2021 and June 30, 2021 the amounts in the balance related to Hedging reserves are ThCh$ 6,705,859, ThCh$ 5,110,606 and ThCh$ 2,969,827, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: This reserve is originated as of January 1, 2013, as a result of the application of IAS Amendment No. 19 and whose effect as of June 30, 2022, December 31, 2021 and June 30, 2021 is a negative reserve of ThCh$ 6,338,433, ThCh$ 5,446,022 and ThCh$ 9,754,868 respectively, net of deferred taxes.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Other reserves: As of June 30, 2022, December 31, 2021 and June 30, 2021, the amount is a negative reserve of ThCh$ 36,822,879, ThCh$ 35,175,097 and ThCh$ 30,315,305 . Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of
ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Investments S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	Difference in purchase of shares of Sáenz Briones y Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A. (1)	43,165,457	41,853,583
Bebidas del Paraguay S.A.	23,095,216	20,355,904
Aguas CCU-Nestlé Chile S.A.	24,548,297	27,202,887
Cervecería Kunstmann S.A.	9,424,461	8,291,359
Compañía Pisquera de Chile S.A.	6,760,040	6,322,425
Sáenz Briones & Cía. S.A.I.C. (2)	11,598	10,550
Distribuidora del Paraguay S.A.	4,861,506	4,549,059
Bebidas Bolivianas BBO S.A.	8,633,768	7,360,489
Other	1,913,523	1,950,815
Total	122,413,866	117,897,071

(1)	See Note 1 – General information, letter C, number (4).
(2)	See Note 1 – General information, letter C, number (3).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

b.	Result

Result	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	3,174,371	4,306,056	634,155	1,322,837
Viña San Pedro Tarapacá S.A.	2,282,105	1,706,830	1,341,305	867,212
Cervecería Kunstmann S.A.	2,155,125	2,419,799	1,011,467	1,277,603
Compañía Pisquera de Chile S.A.	2,206,017	1,373,314	1,110,884	766,434
Sáenz Briones & Cía. S.A.I.C.	(1,374)	(103,047)	(615)	(26,249)
Distribuidora del Paraguay S.A.	(177,335)	(791,313)	(264,701)	(634,230)
Bebidas del Paraguay S.A.	437,065	432,752	(78,053)	437,364
Bebidas Bolivianas BBO S.A.	(1,163,935)	(756,817)	(692,581)	(462,095)
Other	9,822	62,364	(1,566)	39,695
Total	8,921,861	8,649,938	3,060,095	3,588,571

c.	The Summarized financial information of non-controlling interest is detailed as follows:

	As of June 30, 2022	As of December 31, 2021

	ThCh$	ThCh$
Assets and Liabilities
Current assets	1,165,791,445	1,271,667,358
Non-current assets	1,194,683,945	1,122,289,748
Current liabilities	579,865,155	695,152,024
Non-current liabilities	254,891,211	224,560,856

Dividends paid	16,332,005	12,191,624

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

Assets and Liabilities	As of June 30, 2022	As of December 31, 2021

	ThCh$	ThCh$
Assets and Liabilities
Current assets	221,517,065	218,573,041
Non-current assets	232,424,029	223,951,135
Current liabilities	97,494,022	97,431,197
Non-current liabilities	77,674,408	74,792,712

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Result	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	139,623,107	121,184,659	75,617,508	64,781,743
Net income of period	14,738,371	10,043,542	8,662,464	5,102,954

Dividends paid by Viña San Pedro Tarapacá S.A. amounted to ThCh$ 17,906,526 and ThCh$ 11,167,838, for the periods ended June 30, 2022 and 2021, respectively.

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Direct cost	548,642,923	414,677,924	247,397,028	190,978,834
Personnel expense (1)	170,795,397	139,144,546	89,441,460	71,327,838
Transportation and distribution	175,748,134	133,707,889	81,816,632	62,627,533
Advertising and promotion	59,627,062	69,502,379	36,222,483	35,661,199
Depreciation and amortization	63,372,840	53,704,446	34,141,889	26,906,024
Materials and maintenance	36,534,979	27,518,720	19,698,860	14,481,007
Energy	24,399,600	14,091,617	12,673,049	6,357,506
Leases	13,442,183	8,354,269	7,441,607	4,874,433
Other expenses	64,109,675	49,642,379	32,455,096	22,677,734
Total	1,156,672,793	910,344,169	561,288,104	435,892,108

(1)	See Note 26 - Employee benefits.

Note 31 Other income by function

Other income by function is detailed as follows:

Other incomes by function	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Sales of property, plant and equipment	170,677	180,783	44,982	134,280
Rental income	244,836	57,949	162,087	38,409
Sale of glass and waste	679,851	211,957	476,117	95,920
Insurance claims recovery	15,445	158,092	1,160	3,638
Other (1)	817,998	4,519,880	429,867	294,837
Total	1,928,807	5,128,661	1,114,213	567,084

(1)	It mainly corresponds to the effects of the early termination of the license agreement in Argentina of the "Budweiser" brand, signed between Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V. in 2018. See Note 1 – General information, letter D).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	4,580,892	218,563	13,558,438	1,399,674
Marketable securities to fair value	(55,619)	61,211	(41,583)	(78,970)
Other	-	417,886	-	417,884
Total	4,525,273	697,660	13,516,855	1,738,588

(1)	Under this concept there are ThCh$ 11,233,898 received (net) and ThCh$ 4,057,215 paid (net), as of June 30, 2022 and 2021, espectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the six periods ended as of June 30,		For the three periods ended as of June 30,
	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$
Finance income	12,853,463	6,817,575	6,505,170	3,464,805
Finance costs	(29,736,870)	(14,109,872)	(17,018,053)	(6,941,675)
Foreign currency exchange differences	(9,836,230)	(2,766,263)	(11,430,455)	(1,378,951)
Result as per adjustment units	(5,072,346)	797,500	(1,480,671)	729,558

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	643,999,169	265,568,125
CLP	69,387,946	174,214,608
USD	563,778,246	32,325,725
Euros	2,706,851	2,495,431
ARS	2,201,054	50,866,859
UYU	854,283	1,498,157
PYG	873,029	1,264,251
BOB	1,729,371	424,388
Others currencies	2,468,389	2,478,706
Other financial assets	48,392,891	23,851,496
CLP	2,361,125	4,951,009
UF	28,057,339	-
USD	9,650,768	12,617,110
Euros	729,440	1,413,219
PYG	7,594,219	4,676,545
Others currencies	-	193,613
Other non-financial assets	39,853,914	29,330,418
CLP	22,489,816	18,165,719
UF	-	865,893
USD	1,585,002	2,007,542
Euros	195,874	250,923
ARS	15,115,940	7,767,165
UYU	221,983	62,771
PYG	172,011	91,262
BOB	73,288	119,143
Trade and other current receivables	305,095,120	372,995,729
CLP	188,207,172	237,176,084
UF	43,913	2,133,884
USD	52,812,386	38,729,972
Euros	10,249,108	10,590,738
ARS	38,977,103	67,465,436
UYU	4,277,713	5,243,169
PYG	6,794,346	7,912,325
BOB	1,744,514	1,527,637
Others currencies	1,988,865	2,216,484
Accounts receivable from related parties	5,930,381	5,307,264
CLP	5,607,550	5,048,047
UF	106,540	36,710
USD	16,698	-
Euros	199,190	222,226
PYG	403	281
Inventories	489,035,368	353,427,061
CLP	388,236,760	275,580,687
ARS	84,324,303	61,172,359
UYU	3,870,058	3,001,911
PYG	9,330,241	10,178,822
BOB	3,274,006	3,493,282
Biological assets	1,540,193	12,546,705
CLP	1,222,935	10,664,235
ARS	317,258	1,882,470
Current tax assets	41,333,460	26,062,856
CLP	31,292,947	24,527,676
ARS	9,375,578	1,265,406
UYU	664,935	269,774
Non-current assets of disposal groups classified as held for sale	2,399,943	2,282,720
CLP	1,770,547	1,770,547
ARS	629,396	512,173
Total current assets	1,577,580,439	1,091,372,374

CLP	710,576,798	752,098,612
UF	28,207,792	3,036,487
USD	627,843,100	85,680,349
Euros	14,080,463	14,972,537
ARS	150,940,632	190,931,868
UYU	9,888,972	10,075,782
PYG	24,764,249	24,123,486
BOB	6,821,179	5,564,450
Others currencies	4,457,254	4,888,803
Total current assets by currencies	1,577,580,439	1,091,372,374

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Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Non-current assets
Other financial assets	25,862,027	31,252,095
UF	25,862,027	31,252,095
Trade and other non-current receivables	3,681,241	3,801,244
CLP	-	278,507
UF	2,213,612	1,892,587
ARS	1,344,907	1,485,900
PYG	122,722	144,250
Other non-financial assets	11,121,882	8,266,355
CLP	4,249,747	4,598,606
USD	230,330	208,483
ARS	6,610,903	3,443,466
UYU	13,378	-
PYG	17,524	15,800
Accounts receivable from related parties	42,506	104,197
CLP	42,506	42,506
UF	-	61,691
Investments accounted for using the equity method	168,351,395	138,114,480
CLP	13,841,590	11,940,978
Other currencies	24,228,025	327,719
ARS	130,281,780	125,845,783
Intangible assets other than goodwill	166,648,004	151,943,693
CLP	83,893,634	83,780,136
ARS	65,113,098	53,325,198
UYU	5,249,964	4,270,840
PYG	5,021,676	3,873,161
BOB	7,369,632	6,694,358
Goodwill	142,067,053	131,172,835
CLP	77,023,608	77,023,977
ARS	42,748,099	34,781,464
UYU	5,431,120	4,066,703
PYG	6,040,551	5,491,823
BOB	10,823,675	9,808,868
Property, plant and equipment (net)	1,307,387,195	1,222,261,454
CLP	912,790,090	900,582,971
ARS	327,908,207	262,731,306
UYU	14,991,443	12,260,718
PYG	24,197,569	21,570,803
BOB	27,499,886	25,115,656
Investment property	10,897,478	9,551,614
CLP	3,465,149	3,478,999
ARS	7,432,329	6,072,615
Right of use assets	36,177,004	28,335,983
CLP	31,213,260	23,306,752
ARS	4,653,656	4,722,012
UYU	310,088	307,219
Deferred tax assets	32,268,951	30,571,219
CLP	28,030,696	29,421,681
USD	3,567,519	693,404
ARS	214,515	87,385
UYU	456,221	368,749
Current tax assets non-current	2,801	3,094
ARS	2,801	3,094
Total non-current assets	1,904,507,537	1,755,378,263

CLP	1,154,550,280	1,134,455,113
UF	28,075,639	33,206,373
USD	3,797,849	901,887
ARS	480,256,540	366,980,159
UYU	26,452,214	21,274,229
PYG	35,400,042	31,095,837
BOB	45,693,193	41,618,882
Others currencies	130,281,780	125,845,783
Total non-current assets by currencies	1,904,507,537	1,755,378,263

F-122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of June 30, 2022		As of December 31, 2021
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	55,611,835	122,489,351	5,638,793	95,787,566
CLP	24,383,605	114,604,151	1,144,868	76,242,185
UF	5,481,126	3,842,781	1,823,953	6,278,069
USD	13,971,982	1,976,409	268,328	12,785,711
Euros	69,936	62,574	53,421	65,288
ARS	11,448,549	-	2,128,801	-
BOB	120,008	2,003,436	129,253	416,277
Others currencies	136,629	-	90,169	36
Current lease liabilities	2,270,985	6,487,529	1,646,160	4,506,201
CLP	230,256	531,621	252,247	413,615
UF	1,419,255	4,183,510	799,267	2,329,117
USD	500,497	1,478,043	495,349	1,486,045
Euros	30,647	91,941	29,985	89,956
ARS	63,483	119,379	42,018	116,631
UYU	26,847	83,035	27,294	70,837
Trade and other current payables	424,948,635	3,203,008	512,732,980	2,789,749
CLP	223,777,629	1,549,090	346,709,386	2,318,545
USD	85,587,359	65,131	37,817,444	114,479
Euros	13,193,845	68,698	10,139,173	303,037
ARS	94,545,416	-	109,041,520	-
UYU	2,669,691	-	3,207,481	-
PYG	1,674,013	1,520,089	1,703,480	53,688
BOB	3,406,723	-	4,114,496	-
Others currencies	93,959	-	-	-
Accounts payable to related parties	34,203,271	-	26,208,319	-
CLP	12,013,689	-	6,065,029	-
USD	2,444,696	-	6,532,375	-
Euros	19,629,491	-	13,444,014	-
PYG	1,946	-	2,836	-
BOB	23,591	-	12,194	-
Others currencies	89,858	-	151,871	-
Other current provisions	360,172	2,094,189	450,784	2,094,189
CLP	254,112	2,094,189	340,100	2,094,189
ARS	106,060	-	110,684	-
Current tax liabilities	7,826,627	8,113,160	24,966,542	10,100,250
CLP	7,091,967	8,113,160	11,625,210	10,100,250
ARS	386	-	12,805,154	-
UYU	534,180	-	270,980	-
PYG	200,094	-	265,198	-
Provisions for employee benefits	12,507,002	23,826,073	46,514,137	4,162,964
CLP	-	23,826,073	31,845,397	4,162,964
ARS	10,310,531	-	13,285,500	-
UYU	823,339	-	561,556	-
PYG	625,161	-	460,306	-
BOB	747,971	-	361,378	-
Other non-financial liabilities	6,215	34,307,429	6,866	43,509,764
CLP	-	34,307,429	-	43,509,764
USD	6,215	-	6,866	-
Total current liabilities	537,734,742	200,520,739	618,164,581	162,950,683

CLP	267,751,258	185,025,713	397,982,237	138,841,512
UF	6,900,381	8,026,291	2,623,220	8,607,186
USD	102,510,749	3,519,583	45,120,362	14,386,235
Euros	32,923,919	223,213	23,666,593	458,281
ARS	116,474,425	119,379	137,413,677	116,631
UYU	4,054,057	83,035	4,067,311	70,837
PYG	2,501,214	1,520,089	2,431,820	53,688
BOB	4,298,293	2,003,436	4,617,321	416,277
Others currencies	320,446	-	242,040	36
Total current liabilities by currency	537,734,742	200,520,739	618,164,581	162,950,683

F-123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of June 30, 2022			As of December 31, 2021
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	27,285,256	159,941,479	859,698,659	114,736,586	118,509,715	225,023,542
CLP	6,289,471	40,826,353	-	97,171,626	4,637,940	-
UF	13,515,402	113,012,992	299,849,677	12,533,802	105,188,583	222,179,075
USD	2,652,952	-	555,987,067	747,267	2,201,157	-
Euros	250,831	-	-	136,383	952,026	-
BOB	4,576,600	6,102,134	3,861,915	4,147,508	5,530,009	2,844,467
Non-current lease liabilities	10,312,264	3,884,916	19,142,697	8,224,925	2,535,945	18,248,153
CLP	188,426	135,019	1,060	277,646	-	-
UF	7,663,975	3,331,544	17,619,346	4,531,720	2,045,709	16,786,392
USD	2,155,862	380,705	1,522,291	2,993,102	447,091	1,461,761
Euros	-	-	-	59,971	-	-
ARS	140,539	-	-	217,856	-	-
UYU	163,462	37,648	-	144,630	43,145	-
Trade and other non-current payables	19,333	8,421	14,137	19,333	10,124	-
CLP	19,333	-	14,137	19,333	-	-
UF	-	8,421	-	-	10,124	-
Other non- current provisions	164,908	221,763	111,943	133,291	207,794	109,994
ARS	-	221,763	111,943	-	207,794	109,994
UYU	164,908	-	-	133,291	-	-
Deferred tax liabilities	38,034,150	15,602,327	77,205,874	34,182,696	13,619,993	70,282,982
CLP	27,646,631	8,677,314	38,286,891	28,097,076	9,562,912	45,514,148
ARS	10,378,541	6,919,027	35,523,570	6,077,525	4,051,684	21,810,152
UYU	-	-	985,620	-	-	777,325
PYG	8,978	5,986	539,885	8,095	5,397	486,768
BOB	-	-	1,869,908	-	-	1,694,589
Provisions employee benefits	998,719	-	35,877,791	8,888	-	34,266,109
CLP	-	-	33,313,507	-	-	32,099,446
ARS	-	-	2,564,284	-	-	2,166,663
BOB	998,719	-	-	8,888	-	-
Total non-current liabilities	76,814,630	179,658,906	992,051,101	157,305,719	134,883,571	347,930,780

CLP	34,143,861	49,638,686	71,615,595	125,565,681	14,200,852	77,613,594
UF	21,179,377	116,352,957	317,469,023	17,065,522	107,244,416	238,965,467
USD	4,808,814	380,705	557,509,358	3,740,369	2,648,248	1,461,761
Euros	250,831	-	-	196,354	952,026	-
ARS	10,519,080	7,140,790	38,199,797	6,295,381	4,259,478	24,086,809
UYU	328,370	37,648	985,620	277,921	43,145	777,325
PYG	8,978	5,986	539,885	8,095	5,397	486,768
BOB	5,575,319	6,102,134	5,731,823	4,156,396	5,530,009	4,539,056
Total non-current liabilities by currency	76,814,630	179,658,906	992,051,101	157,305,719	134,883,571	347,930,780

F-124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Note 35 Contingencies and Commitments

Services agreements

The total amount of the Company’s obligations with third parties relating to services agreements that cannot be terminated is detailed as follows:

Lease operating and services agreements not to be terminated	As of June 30, 2022	As of December 31, 2021
	ThCh$	ThCh$
Within 1 year	92,942,952	67,601,086
Between 1 and 5 years	106,729,593	92,254,016
Over 5 years	8,232,062	-
Total	207,904,607	159,855,102

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of June 30, 2022 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	390,259,743	11,659,869
Between 1 and 5 years	937,389,647	11,961,231
Over 5 years	103,983,359	-
Total	1,431,632,749	23,621,100

Capital investment commitments

As of June 30, 2022 the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 100,368,141.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 and US$ 15,000 for cases of foreign subsidiaries. Those losses contingencies for which an estimate cannot be made have been also considered.

F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Trials and claim

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Cervecera CCU Chile Ltda.	Court of Appeal	Recovery of invoices	Appeal of sentence	ThCh$ 35,700
Transportes CCU Ltda.	Court of Appeal	Compensation for damages	Appeal of sentence	ThCh$ 72,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court	Laboral trial	First instance sentence	US$ 18,000
Compañía Industrial Cervecera S.A. (CICSA)	Administrative Courts	Administrative claims of several municipalities for advertising and publicity fees.	Proceeding in administrative or judicial stage	US$ 114,000
Sáenz Briones & Cía. S.A.I.C.	Labur Court	Laboral trial	Evidentiary stage	US$ 64,000
Bebidas del Paraguay S.A.	Labur Court	Laboral trial	The claim was contested and the statute of limitations exception was opposed	US$ 23,945
Distribuidora del Paraguay S.A.	Labur Court	Laboral trial	The claim was contested and the statute of limitations exception was opposed	US$ 63,502

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 712,008 and ThCh$ 576,587 as of June 30, 2022 and December 31, 2021, respectively (See Note 24 – Other provisions).

Tax processes

At the date of issue of these interim consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 25 – Income Tax.

F-126

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Guarantees

As of June 30, 2022, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

-	The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Investments II SpA. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	US$ 27,200,000	June 24, 2023
Banco Colpatria	US$ 4,000,000	July 21, 2023
Banco Colpatria	US$ 13,500,000	August 1, 2023

-	The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú	US$ 2,600,000	December 21, 2022

-	Additionally, the Company presents the following guarantees:

a)	Through private instrument dated May 20, 2021, the Company undertakes to maintain a direct or indirect shareholding that allows it to control its Uruguayan subsidiary Milotur S.A., until whichever happens first of: (i) a period of 3 years from the date of the aforementioned document or (ii) the fulfillment by Milotur S.A. of all its obligations under the credit agreement or agreements that have been signed by it with Citigroup Inc., or one of its agencies, subsidiaries or related companies, for a total amount of up to UYU 30,000,000 (Uruguayan pesos) and up to US$ 1,000,000 in its equivalent in other currencies.

b)	The Company, through a private notarized document dated July 28, 2017, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of ThCh $ 16,000,000, maturing on July 27, 2027.

Note 36 Subsequent Events

a)	The Interim Consolidated Financial Statements of CCU S.A., have been approved by the Board of Directors on August 3, 2022.

b)	There are no others subsequent events between the closing date and the filing date of these Financial Statements (December 31, 2021) that could significantly affect their interpretation.

F-127

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements June 30, 2022

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 12, 2022